SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2012
Commission File Number	001-15016
Nordion Inc.
(Translation of registrant’s name into English)
447 March Road, Ottawa, Ontario, Canada K2K 1X8
(Address of principal executive offices)

                 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

                 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

                 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Nordion Inc.-Notice of Annual Meeting and Management Proxy Circular
2.	Nordion Inc.- Proxy Form

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were filed with the Securities and Exchange Commission; File No. 333-12058, File No. 333-12548, File No. 333-13538 and File No. 333-170783.

Document 1

NOTICE OF 2012 ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

INFORMATION CIRCULAR

January 17, 2012

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF NORDION INC.

Date:	March 7, 2012	Business of the 2012 Annual and Special Meeting of Shareholders:

Time:	11:00 a.m. (Eastern Standard Time)	(a)

to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2011, together with the Auditors’ Report thereon;

Place:	Brookstreet Hotel 525 Legget Drive Ottawa, Ontario K2K 2W2 Canada	(b)	to elect directors for the ensuing year;
		(c)	to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;
Teleconference Dial Ins: Toll Free North America: 1-888-345-2160 International: 1-416-620-2160 Teleconference Access Code: 0694871#		(d)	to consider and approve, ratify and confirm an amended and restated shareholder rights plan;
		(e)	to consider and approve, ratify and confirm two amendments to the Company’s By-laws; and
		(f)	to transact any other business that may properly come before the Meeting.

You are entitled to receive notice of, and vote at, our Annual and Special Shareholder Meeting or any adjournment thereof if you were a shareholder on January 9, 2012.
By order of the Board of Directors,

/s/ Andrew A. Foti

Andrew A. Foti Senior Vice-President, Corporate Secretary January 17, 2012

The management and the Board of Directors of Nordion urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone or fax voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least one business day prior to the Meeting or related adjournment(s).

TABLE OF CONTENTS

SECTION 1:	VOTING INFORMATION	1

SECTION 2:	BUSINESS OF THE MEETING	3

Report of the Directors and Consolidated Financial Statements		3
1.	Election of Directors
2.	Appointment of Auditors	10
3.	Amended and Restated Shareholder Rights Plan	10
4.	Amended By-Laws	12
Shareholder Proposals		13

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION		14

Section 3a: Directors’ Compensation		14
Section 3b: Executive Compensation		20

SECTION 4:	CORPORATE GOVERNANCE POLICIES AND PRACTICES	47

SECTION 5:	GENERAL AND ADDITIONAL INFORMATION	53

SCHEDULE A:	RESOLUTION REGARDING 2012 RIGHTS PLAN	54

SCHEDULE B:	SUMMARY OF THE TERMS AND CONDITIONS OF THE 2012 RIGHTS PLAN	55

SCHEDULE C:	RESOLUTION REGARDING BY-LAW AMENDMENTS	60

SCHEDULE D:	STATEMENT OF GOVERNANCE PRACTICES	61

SCHEDULE E:	INDEPENDENCE STANDARDS	67

SCHEDULE F:	BOARD OF DIRECTORS’ CHARTER	68

Nordion Management Proxy Circular

iii

Section 1:   Voting Information

Who is soliciting my proxy?

The management of Nordion Inc. (the “Company” or “Nordion”) is soliciting your proxy for use at the Annual and Special Meeting of Shareholders (the “Meeting”).

What will I be voting on?

You will be voting on:

●	election of directors of the Company (see page 3);
●	appointment of Ernst & Young LLP as the auditors and authorizing the directors to fix their remuneration (see page 10);
●	approval of amended and restated shareholder rights plan (see page 10);
●	approval of two amendments to the Company’s By-laws (see page 12); and
●	any other business that may properly come before the Meeting.

What are the voting requirements?

The election of directors, the appointment of auditors, the ratification of the shareholder rights plan and the ratification of the By-law amendments will each be determined by a majority of votes cast at the meeting by proxy or in person (subject to the majority voting policy discussed herein).

How many classes of shares are there?

The Company has one class of common shares (the “Common Shares”) listed on the Toronto Stock Exchange (NDN) and on the New York Stock Exchange (NDZ).

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common Share of the Company you own at the close of business on January 9, 2012, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common Shares outstanding on January 17, 2012 is 62,278,721.

To the knowledge of the directors and executive officers of the Company, based on the information publicly available, the only shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares as at January 17, 2012 is as follows:

	Common Shares	% of Outstanding
Luxor Capital Group, LP	10,735,180	17.24%

A quorum is present at the meeting if the holders of not less than 25% of the outstanding shares of the Company entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually at the meeting.  If a quorum is present at the opening of the meeting, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.  If a quorum is not present at the opening of the meeting, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in the enclosed Form of Proxy.  Such right may be exercised by striking out the printed names on the enclosed Form of Proxy and by inserting in the space provided above the name of the person or company to be appointed or by completing another form of proxy.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD or FOR or AGAINST), then your proxyholder must vote your shares accordingly.

Nordion Management Proxy Circular  1

Unless contrary instructions are provided, the Common Shares represented by proxies received by management will be voted:

•	FOR the election, as a director, of each of the proposed nominees whose name is set out on the following pages;

•	FOR the appointment of Ernst & Young LLP as auditors, and authorizing the directors to fix their remuneration;

•	FOR the approval of the amended and restated shareholder rights plan; and

•	FOR the approval of two amendments to the Company’s By-laws.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice or on any matter that may properly come before the Meeting.

As of the time of printing of this Management Information Circular (the “Circular”), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Votes are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form is in question, or (c) as necessary to comply with legal requirements.

How are proxies solicited?

The Company’s management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by fax, by internet, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common Shares are not registered in your own name, they will be held in the name of a “nominee” which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully so that your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.
Nordion Management Proxy Circular  2

Section 2:  Business of the Meeting

Financial Information

In this Circular, all dollar amounts are expressed in United States dollars, except where stated otherwise, and all references to U.S.$ or $ are to U.S. dollars and all references to C$ are to Canadian dollars. Unless otherwise indicated, the exchange rate is based on the Bank of Canada monthly closing average exchange rate of C$1 = U.S.$0.980560 for the fiscal year.

Report of the Directors and Consolidated Financial Statements

A copy of the Company’s Annual Report for the fiscal year ended October 31, 2011 is being mailed concurrently with this Circular.  The comparative financial statements for the fiscal year ended October 31, 2011, the management’s discussion and analysis, and the report of the auditors are included with the Company’s Annual Report.

1.  Election of Directors

At the Meeting, nine directors, eight of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, all of whom are on the date of the Meeting serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to securities of the Company, including both deferred share units (“DSUs”) and Common Shares, is as at October 31, 2011. The information as to the number of Common Shares beneficially owned or over which control or direction is exercised has been provided by the respective nominee.

William D. Anderson, 62 Toronto, Ontario, Canada Director since 2007 Independent1
Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.  Mr. Anderson was formerly a director of Four Seasons Hotels Inc.

Areas of Expertise:  Global Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors (Chair)			9/9	Gildan Activewear Inc.
	Finance & Audit (attended as Chair of the			5/6	Sun Life Financial
	Board)				TransAlta Corporation
	EHS & Governance (attended as Chair of			4/4
the Board)
	Human Resources & Compensation			6/6
(attended as Chair of the Board)
	Technology (attended as Chair of the Board)			4/4
Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	5,000	41,560	46,560	$563,304	$735,4205
	2010	5,000	31,162	36,162	$534,253
	change	Nil	10,398	10,398	$29,051
Options Held: Nil (Director option grants were discontinued in 2003)

Nordion Management Proxy Circular  3

William G. Dempsey, 60 Marco Island, Florida, USA Director since 2008 Independent1
Mr. Dempsey was an Executive with Abbott Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey’s assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.

Areas of Expertise:  Global Life Sciences/Operations/Strategy/Marketing

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors			9/9	Hospira, Inc.
	Human Resources & Compensation (Chair)			6/6	Landaeur, Inc.
	Technology			4/4
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	64,828	64,828	$612,781	$122,570
	2010	Nil	49,324	49,324	$534,253
	change	Nil	15,504	15,504	$78,528
	Options Held: Nil (Director option grants were discontinued in 2003)

Robert W. Luba, 69 Toronto, Ontario, Canada Director since 1996 Independent1
Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, Ontario). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.  Mr. Luba was formerly a director of ATS Automation Tolling Systems Inc., Menu Foods Income Fund, KCP Income Fund and Vincor International Inc.

Areas of Expertise:  Global Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors			9/9	Invesco Funds
	Finance & Audit (Chair)			6/6	Softchoice Corporation
	Human Resources & Compensation			6/6
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	11,600	77,915	89,515	$1,126,556	$122,570
	2010	11,600	65,386	76,986	$919,719
	change	Nil	12,529	12,529	$206,837
	Options Held: 5,5009 (Director option grants were discontinued in 2003)

 Nordion Management Proxy Circular  4

Mary A. Mogford, 67 Newcastle, Ontario, Canada Director since 1998 Independent1
Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario.  Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.  Ms. Mogford was formerly a director of Falconbridge Limited and Sears Canada.

Areas of Expertise:  Human Resources/Government/Governance/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors EHS & Governance (Chair) Human Resources & Compensation			9/9 4/4 6/6	Potash Corporation of Saskatchewan
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	13,150	43,591	56,741	$815,515	$122,570
	2010	13,150	36,348	49,498	$727,304
	change	Nil	7,243	7,243	$88,211
	Options Held: 5,5009 (Director option grants were discontinued in 2003)

Sean Murphy, 59 Lake Forest, Illinois, USA Director since 2011 Independent1
Mr. Murphy joined Evercore Partners Inc., an independent investment banking advisory firm, in September 2011 as a Senior Advisor, Investment Banking. He previously served as Vice-President of Licensing and Business Development for Abbott Laboratories for 10 years, prior to his retirement in 2010. During Mr. Murphy’s 30 years of service at Abbott, he also served as President of Perclose Inc., a company in the international vascular business, which was acquired by Abbott.

Areas of Expertise: Global Life Sciences/Business Development/ R&D/ Sales & Marketing

	Nordion Board/Committee Membership			Attendance6	Current Public Board Membership2
	Board of Directors			5/5	-
	Finance & Audit			3/3
	EH&S & Governance			2/2
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	14,921	14,921	$152,044	$122,570
	2010	n/a	n/a	n/a	$0
	change	Nil	14,921	14,921	$152,044
	Options Held: Nil (Director option grants were discontinued in 2003)

Nordion Management Proxy Circular  5

Kenneth E. Newport, 46 Ottawa, Ontario, Canada Director since 2010 Independent1
Mr. Newport served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005. In the mid-nineties he was co-founder and President of CroMedica Inc., a clinical trials contract research organization which was sold to PRA International in 2002. Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations. He is a member of the Institute of Corporate Directors and serves on the corporate boards of The Opmedic Group Inc., Jennerex Inc., (where he is currently also serving as acting Chief Executive Officer) and Medgenesis Therapeutics Inc.

Areas of Expertise Global Life Sciences/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors			9/9	The Opmedic Group Inc.
	Finance and Audit			6/6
	Technology (Chair)			4/4
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	13,335	13,335	$135,380	$122,570
	2010	Nil	1,890	1,890	$20,474
	change	Nil	11,445	11,445	$114,906
	Options Held: Nil (Director option grants were discontinued in 2003)

Dr. Adeoye Olukotun, 66 New Jersey, USA Director since 2010 Independent1
Dr. Olukotun is the CEO of Cardiovax Inc., a biotechnology company focused on developing innovative cardiovascular therapies.  He is also a co-founder of VIA Pharmaceuticals and served as its Chief Medical Officer from 2004 until 2008.  From 2000 to 2003, he was the CEO of CR Strategies, LLC, a clinical research and development consulting firm.  From 1996 to 2000, Dr. Olukotun was Vice President of Medical and Regulatory Affairs and Chief Medical Officer of Mallinckrodt, Inc.  He is a Fellow of the American College of Cardiology as well as the American Heart Association. Dr. Olukotun was previously a director of Icagen Inc. and SemBioSys Genetic, Inc.

Areas of Expertise Medical/Regulatory/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors			9/9	BioClinica Inc.
	EHS & Governance			4/4
	Technology			4/4
	Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	19,167	19,167	$193,743	$122,570
	2010	Nil	4,456	4,456	$48,262
	change	Nil	14,711	14,711	$145,481
	Options Held: Nil (Director option grants were discontinued in 2003)

Nordion Management Proxy Circular  6

Steven M. West, 59 Ottawa, Ontario, Canada Director since 2010 Not Independent7
Mr. West is President and Chief Executive Officer of Nordion. He was appointed Chief Executive Officer in January 2010. Mr. West, who in September 2009 was appointed Chief Operating Officer, has served as President of Nordion since April 2003. He joined MDS Capital Corp. (now Lumira Capital) in 2001 as a senior partner after serving as President of DiverseyLever Canada. His background includes various CEO assignments in Asia and the Pacific Rim, as well as international business-development responsibilities in the specialty chemicals field. Steve has a degree in Genetics from London University (UK) and completed postgraduate research in Biotechnology.  He currently sits on the Board of Directors of the Ottawa Hospital.

Areas of Expertise:  Global Life Sciences/Operations/Strategy/Medical/Business Development/ Marketing/ Government

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors			8/9	-
	Technology Committee			4/4
	Securities Held
	Fiscal Year	Common Shares	DSUs/ RSUs8	Total Common Shares and DSUs/RSUs	Total At-Risk Value of Common Shares and DSUs/RSUs8	Minimum Ownership Requirement
	2011	29,800	60,647	90,447	$1,028,785	$832,844
	2010	25,400	29,199	54,599	$600,753
	Change	4,400	31,448	35,848	$428,032
	Options Held: 854,500 (options granted as an executive officer)

Janet Woodruff, 54 Vancouver, British Columbia, Canada Director since 2011 Independent1
Ms. Woodruff, a Chartered Accountant, is a Corporate Director, having recently served as Vice-President and Special Advisor of BC Hydro from 2010 to 2011. Prior to this, Ms. Woodruff served as Interim President (2009-10) and Vice-President and Chief Financial Officer (2007-08) of BC Transmission Corporation. Ms. Woodruff was Vice President and CFO of Vancouver Coastal Health from 2003-2007, following fourteen years with Westcoast Energy. Ms. Woodruff holds the Institute of Corporate Directors accreditation.

Areas of Expertise:  Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance6	Current Public Board Membership2
	Board of Directors			5/5	formerly a director of Pacific Northern Gas
	Finance & Audit			3/3	Ltd.
	Human Resources & Compensation			3/3
Securities Held
	Fiscal Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	13,901	13,901	$140,692	$122,570
	2010	n/a	n/a	n/a	n/a
	change	Nil	13,901	13,901	$140,692
Options Held: Nil (Director option grants were discontinued in 2003)

1 Each of the directors, other than Steven West, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.
2 Based upon information provided by each of the nominees there are no board interlocks.
3 Independent directors have the option of receiving their compensation in the form of DSUs under the Nordion Deferred Share Unit Plan for Non-Executive Directors (“DSU Plan”).
4 For the purpose of determining the value of the equity investment of a director in the Company at any time, the value of the DSUs or Common Shares held by a director is based upon the higher of the acquisition cost of the DSUs or Common Shares and the market value of the Common Shares held, or Common Shares represented by DSUs held under the DSU Plan. For 2010, the value of Common Shares for William Anderson, Robert Luba and Mary Mogford is based on acquisition cost; the value of DSUs for William Anderson, Robert Luba and Mary

Nordion Management Proxy Circular  7

Mogford is based on acquisition cost and for William Dempsey, Kenneth Newport and Adeoye Olukotun on market value. For fiscal 2011 the value of Common Shares and DSUs for all Board members excluding Mr. West are based on acquisition cost.  For Mr. West, the value of Common Shares and DSUs are based on market value. The market value of Common Shares and DSUs is based on the highest share price on the TSX for the six-month period ending October 31, 2011 - C$11.60 and converted to U.S. dollars.
5 Mr. Anderson was appointed Chairman of the Board in January 2010. Mr. Anderson’s minimum ownership requirements increased to $735,420 (being 5x his Chairman’s retainer of $147,084). Mr. Anderson will have until January of 2013 to meet these requirements.
6 Mr. Murphy and Ms. Woodruff were elected to the Board on March 10, 2011, and since that date have attended 100% of all Board and Committee meetings at which they were required to attend.
7 Mr. West, the Chief Executive Officer of the Company, is the only non-independent director. His share ownership requirement is based on two times his annual salary over the last three fiscal years.
8 As an employee director, Mr. West does not participate in the Plan. Mr. West’s DSUs and restricted share units (“RSUs”) are issued in his capacity as Chief Executive Officer (see Executive Compensation section on page 20).  Subsequent to October 31, 2011, an additional 728 DSUs were issued to Mr. West.
9 Subsequent to October 31, 2011, 3,000 of each of Mr. Luba’s and Ms. Mogford’s options expired.

Director Skills & Experience Matrix

Skills and Experience	William Anderson	William Dempsey	Robert Luba	Mary Mogford	Sean Murphy	Kenneth Newport	Adeoye Olukotun	Steven West	Janet Woodruff
Senior Executive1
Other Directorships2
Public Sector3
Non-Canadian (U.S., EMEA, Asia Operations /Governance)
Financial Expert4
Medical/Scientific Expert5
Health Sciences Business Expertise6
Environment/Health & Safety7
Compensation8
Corporate/ Business Development
Marketing
Diversity9

1	Track record as a senior executive in business, preferably as the CEO/COO or Chair of the Board of a major organization (preferably Life Sciences).
2	Director of a major organization (public, private, non-profit) - current or previous experience.
3	Including a Crown Corporation, educational institution, or any non-public, non-private organization.
4
Education and experience as a public accountant or a principal financial officer, comptroller or principal accounting officer of an issuer, or a position involving the performance of similar functions (meets SOx requirement of financial expert).

5	Health Sciences academic background (MD or PhD), recognized internationally in Health Sciences community.
6	Health Sciences business background, recognized experience in Health Sciences business community.
7	Thorough understanding of industry regulations and public policy related to workplace health, safety and the environment.
8	Senior executive experience or board compensation committee participation with a thorough understanding of employee and executive compensation programs.
9	Enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non-profit sectors), etc.

Director Attendance

Board members are expected to attend all meetings of the Board and all meetings of Committees of which they are a member.  In addition, the Board has adopted a practice of encouraging all directors to attend all Committee meetings to enhance general Board effectiveness.

Corporate Cease Trade Orders or Bankruptcy

To the knowledge of Nordion, none of the proposed directors (a) is at the date hereof or has been, in the last 10 years before the date hereof, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company, including Nordion, that (i) was subject to a cease trade order, similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as  director, CEO or CFO. To the knowledge of Nordion, none of the proposed directors (i) is at the date hereof or

Nordion Management Proxy Circular  8

has been in the 10 years before the date hereof, a director or executive officer of a company, including Nordion that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (ii) has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets; except for Mr. Robert Luba, who was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

Majority Voting

The Board has adopted a policy to the effect that, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his/her resignation to the Chair of the Board and the Chair of the Environmental, Health, Safety & Governance (“EHS&G”) promptly following the meeting of shareholders of the Company. The EHS&G will then consider the offer of resignation and, except in special circumstances, will recommend that the Board accepts it. The Board will make its decision and announce it in a press release within 90 days following the annual meeting of shareholders, including the reasons for rejecting the resignation, if applicable. A director who tenders his/her resignation pursuant to this policy will not participate in any meeting of the Board or of the EHS&G at which the resignation is being considered.

Nordion Management Proxy Circular  9

2.  Appointment of Auditors

The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP (“EY”) as auditors of the Company, to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix their remuneration as auditors. EY has served as the Company’s auditor for more than five years.

Auditor Evaluation and Fees

The Finance & Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

During fiscal 2011, EY served as the auditor of the Company and was also the auditor for the subsidiaries of the Company that required a separate audit opinion to be rendered on their entity financial statements for statutory or other reasons. In fiscal 2010, with the transition of the head office of the Company to Ottawa, a new audit partner at EY in Ottawa was appointed as audit partner for the Company’s account and the audit team is now primarily composed of members of EY’s Ottawa practice. Another EY partner, independent of the Company’s account, is also responsible for reviewing all significant accounting and audit decisions.

In 2003, the Finance & Audit Committee of the Board (the “F&AC”) approved a policy that determined and limited the types of engagements on which the services of EY might be used. This policy was updated and approved by the F&AC in 2011.

Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The engagement of EY and the fees to be charged for such services are subject to pre-approval by the F&AC.

The fees, including out-of-pocket expenses, for all services performed by the auditors for the years ended October 31, 2011 and October 31, 2010 are set out below.

issued on Pension Plans established for the benefit of Nordion employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of EY to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the F&AC, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, EY may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which EY has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of Nordion and to certain entities that are controlled by Nordion but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the F&AC has adopted processes for the pre-approval of engagements for services of its external auditors. The F&AC’s policy requires pre-approval of all audit and non-audit services provided by the external auditor.

All fees paid to the independent external auditors for 2011 were approved in accordance with the preapproval policy.

3.  Amended and Restated Shareholder Rights Plan

Introduction

At the meeting, shareholders will be asked to approve the ordinary resolution, a copy of which is reproduced as Schedule A to this Circular, confirming the adoption and ratification of the amended and restated shareholder rights plan (the “2012 Rights Plan”) adopted by the Board of Directors (the “Board”) on December 13, 2011.  A summary of the principal terms of the 2012 Rights Plan is included as Schedule B to this Circular.

The Company originally implemented a shareholder protection rights agreement on March 3, 2000.  This plan was amended, restated and renewed by shareholders in March of 2003, 2006 and 2009 (the “Original Rights Plan”).  Under the terms of the Original Rights Plan, its continued existence must be reconfirmed by the shareholders at the Meeting.  In addition, the Board determined that it would be appropriate at this time to make several technical amendments to the Original Rights Plan, and the Board has now approved an amended and restated shareholder rights plan agreement, the 2012

	2011 ($000s)	2010 ($000s)
Audit services	935	2,335
Audit-related services	195	357
Tax services	-	29
Total	1,130	2,721

Audit Services – an audit engagement is one in which EY, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of Nordion, the opinions issued on subsidiaries of Nordion as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which Nordion exercises management discretion. The latter category includes audit opinions

Nordion Management Proxy Circular  10

Rights Plan, to continue the outstanding rights granted under the predecessor shareholder protection rights plans on the terms and conditions of the 2012 Rights Plan and to reconfirm the continued issuance of the rights.  A summary of the material terms and conditions of the 2012 Rights Plan is contained in Schedule B.

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out in Schedule A (the “Rights Plan Resolution”), to ratify, confirm and approve the adoption of the 2012 Rights Plan. The Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the 2012 Rights Plan) at the Meeting. At the date of this Circular, the Company believes that all shareholders are Independent Shareholders.

The Company believes that the 2012 Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.

The 2012 Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company.

The 2012 Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company, and to consider on that basis any offer made for the Company.

Objectives of the 2012 Rights Plan

The 2012 Rights Plan is therefore designated to encourage an offeror either to make a Permitted Bid (as defined below) having terms and conditions designed to meet the objectives of the 2012 Rights Plan, or to negotiate the terms of the offer with the Board. Failure to do so would entitle holders of the rights to exercise their rights to purchase additional Common Shares of the company at a 50% discount to market thereby substantially increasing dilution of the offeror’s position.

The purposes of the 2012 Rights Plan are to address the following concerns regarding the provisions of current legislation governing take-over bids in Canada:

Time - Current legislation provides that a take-over bid remain open for acceptance for a minimum period of 35 days. The Board is of the view that 35 days may constitute an insufficient amount of time to permit the Board and the shareholders to assess an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The 2012 Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding

Voting Shares (as defined in the 2012 Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

Pressure to Tender - A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. The 2012 Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which provides that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following a public announcement that more than 50% of the outstanding Voting Shares have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

Unequal Treatment of Shareholders - While existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that an offeror may obtain control or effective control of the Company without paying full value, without obtaining shareholder approval and without treating all of the shareholders equally. For example, an offeror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, subject to certain limits, which premium is not shared with the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders. Under the 2012 Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company’s outstanding Voting Shares must be made to all shareholders and must satisfy certain other conditions.

Effect of the Rights Plan

It is not the intention of the Board to entrench itself or avoid a bid for control that is fair and in the best interests of shareholders. The 2012 Rights Plan does not preclude any shareholder from using the proxy mechanism of the Canada Business Corporations Act, the Company’s governing corporate statute, to promote a change in the Company’s management or in the Board, and it will have no effect on the rights of shareholders to requisition a meeting of shareholders in accordance with the provisions of applicable legislation. In addition, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the 2012 Rights Plan, regardless of whether it is acceptable to the Board. Regardless of the situation and even if a bid does not meet the Permitted

 Nordion Management Proxy Circular  11

Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a shareholder rights plan in force at the time of the unsolicited bid. The Board believes that this demonstrates that the existence of a shareholder rights plan does not in itself prevent the launch of an unsolicited bid.  In a number of cases, a change of control ultimately occurred at a price in excess of the original bid price.  There can be no assurance however, that the 2012 Rights Plan would serve to bring about a similar result.

The 2012 Rights Plan is not expected to interfere with the Company’s day-to-day operations.  The issuance of rights under the 2012 Rights Plan will not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements.  In addition, the 2012 Rights Plan is initially not dilutive.  However if a Flip-in Event (as defined in Schedule B to this Circular) occurs and the rights separate from the shares, as described in Schedule B to this Circular, financial metrics reported on a per-share basis may be affected.  In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

In the event of an unsolicited take-over bid that is not a Permitted Bid, the Board believes that the provisions of the 2012 Rights Plan will provide the Board with the tools to act in the best interest of the Company.

Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the Company and CIBC Mellon Trust Company (the “Rights Agent”) will enter into the 2012 Rights Plan to take effect at the end of the Meeting. The 2012 Rights Plan has a maximum term of three years unless renewed by shareholders of the Company.  If the Rights Plan Resolution is not approved at the Meeting, the rights and the 2009 Rights Plan will terminate, the proposed 2012 Rights Plan will never become effective and the Company will no longer have any form of shareholder rights plan.

The Board reserves the right to alter any terms of, or not to proceed with, the 2012 Rights Plan at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so is in the best interests of the Company.

The complete text of the 2012 Rights Plan is available upon request. Shareholders wishing to receive a copy of the 2012 Rights Plan should submit their request by telephone, 613-595-4580, by fax, 613-595-4599, by e-mail, investor.relations@nordion.com, or by mail to Nordion Inc. 447 March Road, Ottawa, Ontario, K2K 1X8, Attention: Investor Relations.

Recommendation of the Board

The Board has concluded that the continuation of the Original Rights Plan is in the best interests of the

Company. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve the 2012 Rights Plan by voting FOR the Rights Plan Resolution at the Meeting. Unless instructed otherwise, management nominees named in our Form of Proxy will vote FOR the Rights Plan Resolution.

4.  Amended By-Laws

On June 22, 2011, the Board resolved to amend Section 3.17 of By-law Number 1-2002 (the “Company’s By-laws”) to remove the ability of the chairman of a board meeting to cast an additional, or “casting” vote, by removing the following sentence from the Company’s By-laws: “In case of an equality of votes, the chairman of the meeting shall have a second or casting vote.”

On September 13, 2011, the Board resolved to amend the persons authorized to execute documents on behalf of the Company by removing Section 2.04 of the Company’s By-laws, which dealt with the execution of instruments and electronic documents, and replacing it with the following:

“Signatories

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.”

The proposed changes to the Company’s By-laws will: (i) remove the ability of the chairman of a Board meeting to cast an additional vote in the event of a tie vote, and (ii) simplify the provision governing the execution of instruments on behalf of the Company by allowing any officer or employee acting within the scope of his or her authority to execute documents in the usual and ordinary course of the Company’s business, and by allowing any director, officer or individual appointed by Board resolution to execute documents on behalf of the Company that are outside of the usual and ordinary course of the Company’s business.

Shareholders will be asked at the Meeting to vote on the following resolution, the text of which is set out in Schedule C (the “By-laws Resolution”), to ratify, confirm and approve the two amendments to the By-laws. To be effective, the By-laws Resolution must be passed by a majority of the votes cast by Shareholders at the Meeting.

 Nordion Management Proxy Circular  12

Recommendation of the Board

The Board has concluded that the amendments to the By-Laws are in the best interests of the Company. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve the By-Law amendments by voting FOR the By-Laws Resolution at the Meeting. Unless instructed otherwise, management nominees named in our Form of Proxy will vote FOR the By-Laws Resolution.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year’s Management Proxy Circular for the Company’s 2013 Annual Meeting of Shareholders must be submitted no later than October 19, 2012.

Nordion Management Proxy Circular   13

Section 3: Disclosure of Compensation and Other Information

Section 3a:  Directors’ Compensation

In fiscal 2011, nine directors (and eight of the current directors) were independent and were remunerated by the Company solely in their capacity as directors. Steven West, the CEO, did not receive any compensation as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based Deferred Share Units (“DSUs”) as described in the following chart.  DSUs are 100% vested at the time of grant and are paid out when a member ceases active service on the Board. Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings. Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,471 in addition to the attendance fees. If a Board or committee meeting is held on consecutive days, the director is paid one $1,471 travel fee. Upon appointment or election, a director receives a one-time DSU grant which is allocated over two years under the following schedule: one-third on the date of appointment or election; one-third on the first anniversary date; and one-third on the second anniversary date. In addition to the appointment or election grant, a director also receives an annual grant of DSUs as set out in the compensation table that follows.

Stock options are not issued to independent directors.  Issuance of options to independent directors was discontinued in 2003.

The Environment, Health, Safety and Governance Committee (“EHS&G”) reviews director compensation every year with the assistance of independent compensation consultants, being Aon Hewitt since May 2010. Overall compensation is based upon a number of factors including workload and responsibility of Board and committee members and a review of Board compensation of the same peer group of North American companies used to assess executive compensation in order to remain competitive and to attract and retain top candidates for the Board. In fiscal 2011, the EHS&G reviewed director compensation and adjusted the fee schedule to align with market practice as provided by Aon Hewitt.

The compensation payable to the Company’s directors in fiscal 2011 for Board and standing committee service is described in the following table. Note, all values in this document are in U.S. dollars unless otherwise noted at the Bank of Canada monthly closing average exchange rate of C$1 = U.S.$0.980560 for the fiscal year.

Nordion Management Proxy Circular  14

NON-EXECUTIVE DIRECTOR COMPENSATION

DIRECTOR’S FEE SCHEDULE (Effective April 1, 2011)

Approved by the Board on the recommendation of EHS&G Committee on

March 9, 2011

	AS OF Q1 2011 (amount disclosed on an annual basis)	Q2-Q4, F2011 (amount disclosed on an annual basis)
Annual Retainer - BOARD CHAIR 1	$147,084	$147,084
Annual Retainer – DIRECTOR	$24,514	$24,514
Annual Retainer - COMMITTEE CHAIR

Finance & Audit	$14,708	$14,708

Human Resources & Compensation	$4,903	$9,806

Environment, Health & Safety & Governance	$4,903	$6,374

Technology	$4,903	$6,374
Annual Retainer - COMMITTEE MEMBER

Finance & Audit	$3,922	$5,883

Human Resources & Compensation	$1,961	$3,922

Environment, Health & Safety & Governance	$1,961	$3,922

Technology	$1,961	$3,922
Annual grant value of deferred share units (100% vested on grant date) 2

Annual DSU Grant BOARD CHAIRMAN	$98,056	$98,056

Annual DSU Grant DIRECTOR	$44,125	$63,736
Each Board or committee meeting attended (in person or if held by telephone) 3,4	$1,471	$1,471
Appointment or Election Grant value of DSUs 5	$44,125	$63,736

1	No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an attendee at committee meetings.
2	DSUs are 100% vested at the time of grant and are paid out when a member ceases active service on the Board.
3
In cases where Board or committee phone meetings are less than one hour, fees will not generally be paid. The Board or Committee Chair has the discretion to decide if business conducted in shorter meetings justifies fees being paid. Service on special purpose ad hoc committees is viewed as part of a director's overall responsibility and additional fees will not generally be paid.

4
Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,471 in addition to the attendance fee. If a Board or committee meeting is held on consecutive days, the director is paid one $1,471 travel fee.

5	Appointment or election grants are allocated over 2 years.

In 2011, Aon Hewitt presented current market data for Non-Executive Director compensation to the EHS&G. After review and discussion, the EHS&G approved a number of changes to the fee structure to align with market practice and establish a competitive fee structure required to attract and retain effective directors.

Nordion Management Proxy Circular  15

The total remuneration paid to independent directors during the fiscal year ended October 31, 2011, is set out in the following table:

Director Compensation Table

Name	Board Retainer ($)	Standing Committee Member / Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees Earned ($)	Portion of Fees Taken in Cash or in DSUs1	Share Based Awards2,3 ($)	All Other Compensation4,5 ($)	Total Compensation Paid ($)
William D. Anderson	147,084	0	0	0	147,084	100% Cash	108,777	0	255,861
William G. Dempsey	24,514	13,238	14,708	14,708	67,168	100% DSUs	80,092	8,825	156,085
William A. Etherington6	12,257	6,129	7,354	8,825	34,565	100% DSUs	18,355	0	52,920
Robert W. Luba	24,514	18,140	14,708	17,650	75,012	Retainer in DSUs Fees in Cash	84,232	0	159,244
Mary A. Mogford	24,514	9,438	14,708	14,708	63,368	100% Cash	75,321	0	138,689
Sean Murphy	24,514	8,335	14,708	16,179	63,736	100% DSUs	80,954	7,354	152,044
Kenneth Newport	24,514	9,438	13,238	14,708	61,898	Retainer in DSUs Fees in Cash	80,592	0	142,490
Adeoye Y. Olukotun	24,514	6,864	14,708	11,767	57,853	100% DSUs	81,959	8,825	148,637
Janet Woodruff	18,386	7,354	10,296	11,767	47,803	100% DSUs	87,006	5,883	140,692

1 5 of the 9 independent directors took all of their fees in DSUs.   DSUs are payable in cash upon retirement of a director or, for Canadian tax filers, at the discretion of the Board, at a later date.  Payment is based upon the five-day average closing share price as at their retirement from the board or, if payment is deferred, the TSX five-day average closing share price immediately prior to receipt of notice from the former director of his or her election to convert the DSUs to cash.  For U.S. tax filers, final payment is made in accordance with Section 409A of the U.S. Internal Revenue code of 1986 as amended.
2 In lieu of stock options, upon initial appointment or election, a director receives a grant of $44,125 (Q1) or $63,736  (Q2,-Q4) in DSUs which are allocated 1/3 per year with 1/3 granted upon appointment or election and 1/3 granted each year over two years following appointment or election.  Messrs. Murphy, Newport and Olukotun each received an instalment of the appointment grant in the amount of $14,708; Ms. Woodruff received an instalment of the appointment grant in the amount of $21,245.

3 The board chair received an annual grant of $98,056 in the form of DSUs and the directors received an annual grant of $63,736 (except for Mr. Etherington) in the form of DSUs.  Commencing Q2, all Board members received quarterly DSU dividend equivalents in lieu of a cash payment.  Details regarding dividend equivalent calculations can be found on page 19. The value of DSU dividend equivalents issued in fiscal 2011 are as follows:  William Anderson:  $10,721, William Dempsey:  $16,356, William Etherington:  $18,355, Robert Luba: $20,496, Mary Mogford: $11,585, Sean Murphy: $2,510, Kenneth Newport: $2,148, Adeoye Olukotun: $3,515, Janet Woodruff:  $2,025.

4 Directors who reside outside of Ontario or Quebec and who were required to travel to Board or committee meetings held in Ontario or Quebec were paid a travel fee equal to $1,471 in addition to the attendance fee. If a Board or committee meeting was held on consecutive days, the director was only paid one $1,471 travel fee.

5 The directors do not receive pension benefits, perquisites or other annual compensation.
6 William Etherington retired from the Board on March 10, 2011.  With approval of the HRCC, Mr. Etherington elected to defer payment of his DSUs to a later date. Payment of Mr. Etherington's DSUs must be made on or before December 31, 2012.

Nordion Management Proxy Circular  16

The following tables provide information on the number and value of each director’s outstanding options and DSUs as of October 31, 2011. Director option grants were discontinued in 2003.

Outstanding Director Option-Based and Share-Based Awards
	Option-Based Awards1				Share-Based Awards7
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price2 ($)	Option Expiration Date	Value of Unexercised In-The-Money Options3 ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed4 ($)
William D. Anderson	-	-	-	0	0	-	356,584
William G. Dempsey	-	-	-	0	0	-	556,220
William A. Etherington5,6					0	-	569,786
2002 Incentive Award	2,500	$21.29	19-Dec-12	0
2001 Incentive Award	3,000	$18.53	20-Dec-11	0
Robert W. Luba6					0	-	668,502
2002 Incentive Award	2,500	$21.29	19-Dec-12	0
2001 Incentive Award	3,000	$18.53	20-Dec-11	0
Mary A. Mogford6	-	-	-	0	0	-	374,010
2002 Incentive Award	2,500	$21.29	19-Dec-12	0
2001 Incentive Award	3,000	$18.53	20-Dec-11	0
Sean Murphy	-	-	-	0	0	-	128,020
Kenneth Newport	-	-	-	0	0	-	114,412
Adeoye Y. Olukotun	-	-	-	0	0	-	164,450
Janet P. Woodruff	-	-	-	0	0	-	119,269
1 Stock options are no longer issued to independent directors.  Issuance of stock options to independent directors discontinued in 2003.
2 The stock option grants that expire on December 20, 2011 and December 19, 2012 and issued to William Etherington, Robert Luba and Mary Mogford were granted in Canadian dollars.   The option exercise price for these grants was C$18.90 and C$21.71 respectively.
3 Calculation is based on an the difference between the option exercise price and a share price of C$8.75 which is the closing share price on October 31, 2011 on the Toronto Stock Exchange and converted to U.S. dollars. Where the value of the unexercised in-the-money options is less than zero, a value of zero is indicated.
4 Calculation is based on the closing share price of C$8.75 on the Toronto Stock Exchange at October 31, 2011, converted to U.S. dollars and multiplied by the number of outstanding vested DSUs recorded in each NEO’s account maintained by the Company.
5 William Etherington retired from the Board on March 10, 2011.
6 William Etherington had 10,000 options that expired August 1, 2011.  Robert Luba and Mary Mogford each had 2,500 options that expired December 22, 2010.  In accordance with Nordion's policy Regarding Stock Options Following Retirement and/or Termination Without Cause, Mr. Etherington will be able to exercise his vested options until March 9, 2012, twelve months following his retirement from the board or upon expiry of the option, whichever is earlier.
7 Share based awards encompasses annual DSU grants, appointment or election DSU grants and DSU dividend equivalents issued on outstanding DSUs in lieu of a cash dividend payment.  Directors can elect to receive DSU grants versus cash for board and committee retainers, board and committee meeting attendance fees and travel fees.  Travel fees are provided to directors who reside outside of Ontario or Quebec and are required to travel to Board or committee meetings held in Ontario or Quebec.  The travel fee is $1,471.  If a board or committee meeting was held on consecutive days, the director was only paid one $1,471 travel fee.

Nordion Management Proxy Circular  17

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option Based Awards – Value Vested During the Year1 ($)	Share Based Awards - Value Vested During the Year1,2 ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
William D. Anderson	0	89,215	0
William G. Dempsey	0	133,024	0
William A. Etherington	0	44,391	0
Robert W. Luba	0	107,495	0
Mary A. Mogford	0	62,145	0
Sean Murphy	0	128,020	0
Kenneth Newport	0	98,194	0
Adeoye Y. Olukotun	0	126,210	0
Janet Woodruff	0	119,269	0

1
Calculation is based on the closing share price of C$8.75 on the Toronto Stock Exchange at October 31, 2011, converted to U.S. dollars and multiplied by the number of DSUs earned by each Board member in fiscal 2011.   Stock options are not issued to independent directors.  Issuance of options to independent directors discontinued in 2003.

2
Share-based awards under the Nordion Inc. Amended and Restated Deferred Share Unit Plan for Non-Executive Directors of the Board (the "DSU Plan") encompasses:
(a) the annual grant of 9,264 DSUs for the Board Chair and 6,022 DSUs for Board Members (except for Mr. Etherington);
(b) the appointment or election grant installment (appointment or election grants are allocated 1/3 per year with 1/3 granted at time of appointment or election and 1/3 granted each year over two years per the Director Fee Schedule approved by the Board). The following board members received appointment/election grants: Sean Murphy: 1,375 DSUs, Kenneth Newport: 1,715 DSUs,  Adeoye Olukotun: 1,513 DSUs and Janet Woodruff: 2,007 DSUs;
(c) annual board and committee retainers not taken in cash.   The following board members were granted DSUs for board and committee retainers: William Dempsey:  3,856 DSUs, William Etherington:  1,729 DSUs, Robert Luba:  4,349 DSUs, Sean Murphy: 3,367 DSUs, Kenneth Newport:  3,475 DSUs, Adeoye Olukotun: 3,204 DSUs,
and Janet Woodruff: 2,694 DSUs;
(d) board and committee attendance fees not taken in cash.  The following board members were granted DSUs for attendance at board and committee meetings: William Dempsey:  2,993 DSUs, William Etherington:  1,518 DSUs,  Sean Murphy: 3,112 DSUs Adeoye Olukotun: 2,684 DSUs and Janet Woodruff:  2,321 DSUs;
(e) DSU dividend equivalents. All board members received DSU dividend equivalents: William Anderson:  1,134 DSUs, William Dempsey:  1,725 DSUs, William Etherington:  1,927 DSUs, Robert Luba: 2,158 DSUs, Mary Mogford:  1,221 DSUs, Sean Murphy:  273 DSUs, Kenneth Newport: 233 DSUs, Adeoye Olukotun: 379 DSUs and Janet Woodruff:  224 DSUs; and
(f) per the Director Fee Schedule approved by the Board, travel fees are provided to Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,471.  If a Board or committee meeting was held on consecutive days, the director was only paid one $1,471 travel fee.  The following board members received DSUs for travel fees:  William Dempsey:  908 DSUs, Sean Murphy: 772 DSUs, Adeoye Olukotun: 908 DSUs and Janet Woodruff:  633 DSUs.

Director Deferred Share Unit Plan

The Amended and Restated Deferred Share Unit Plan for Non-Executive Directors of the Board (the “DSU Plan”) is intended to enhance the Company’s ability to attract and retain talented individuals to serve as Board members and to promote greater alignment of interests between non-executive directors and the Company’s shareholders.  Under the DSU Plan, Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the “Elected Deferral”).  During fiscal 2011, four of the eight remaining independent directors received all of their compensation in the form of DSUs.

Under the terms of the DSU Plan, on the last day of each fiscal quarter, the number of DSUs equal to the number of Common Shares of the Company that could be purchased on the open market for a dollar amount equal to the Elected Deferral are credited to the account maintained by the Company for each independent director who has

Nordion Management Proxy Circular  18

elected to participate in the plan. The price used to determine the number of shares credited to each account is equal to the five-day average closing price as at the last day of the fiscal quarter (the “Fair Market Value”).

In 2011, Nordion initiated quarterly dividend payments.  The DSU Plan provides that each independent director’s account shall be credited with additional DSUs (including fractional DSUs), the number of which shall be determined by dividing:

(i)
the product obtained by multiplying the amount of each dividend declared and paid by the Company on the Common Shares on a per share basis (excluding stock dividends, but including dividends which may be paid in cash or in shares at the option of the shareholder) by the number of DSUs recorded in the director’s account on the record date for payment of any such dividend, by

(ii)	the five-day average closing share price as at the last day of the fiscal quarter.

On cessation of service on the Board, U.S. directors are to be paid the cash value of their holdings within 30 days. Canadian and other non-U.S. directors have the right to elect to receive payment of the cash value of their holdings no later than the last business day of December in the calendar year following the year in which cessation of service occurs. The plan provides that directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs recorded in the director’s account under the plan, multiplied by the Fair Market Value of a Common Share of the Company on the date of receipt by the Company of the notice by the director that they wish to receive their payment.

Mr. William Etherington, outgoing Chair of the Human Resources & Compensation Committee (“HRCC”), elected to defer payment of the cash value of his holdings to a date no later than the last business day of December in 2012.

Director Ownership Guidelines and Directors’ Ownership

The Board of Directors believes that ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of shareholders. The Board established in 2003 a guideline providing for each independent director to own shares in the Company (which include DSUs) with a value equal to five times his/her annual retainer. Directors are given three years from the date of election to the Board to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional ownership required to meet such increase.

As noted in the director biographies, as at October 31, 2011, seven of the eight independent director nominees exceed the minimum ownership guidelines. William Anderson, who became Chair in January 2010, has until January 2013 to meet his new ownership requirements.  Mr. West, who joined the Board on January 8, 2010, has met his share ownership requirement level.  (See Share Ownership section on pages 45 and 46).

Directors’ and Officers’ Liability Insurance

The by-laws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

The Company provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policies provide coverage to a total limit of $80,000,000 for the protection of the personal liability of the directors and officers and include insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of $60,000,000 per policy year. In addition, the Company maintains a side policy in the amount of $20,000,000 which is reserved solely for the directors and officers. Each loss or claim for which the Company seeks reimbursement is subject to a deductible of between $500,000 to $ 1,000,000 payable by the Company depending upon the nature of the claim. The total annual premium for the directors’ and officers’ liability policy is $657,000 which is paid in full by the Company.

Nordion Management Proxy Circular   19

Section 3b: Executive Compensation

Executive Summary

This section of the disclosure is intended to share the philosophy behind the decisions made by the Board of Directors and the HRCC, or the Committee, with respect to the approach used to determine Executive Compensation with a view to providing shareholders with the necessary information to understand how Executive Compensation is managed at Nordion.

The Company believes that Executive Compensation should be aligned with business performance. In order to attract and retain the best talent we believe that outstanding performance should attract above average rewards. Similarly, poor performance should be reflected in the compensation earned for that period.  The Company designs programs under the direction of the HRCC to ensure a strong pay-for-performance culture which directly links incentive rewards to both financial and individual performance.  The Company operates in a very competitive environment and the Executive Compensation programs are managed to be competitive relative to peer companies in order to attract and retain the senior leadership required to build the Company.

Pay for Performance Guiding Principles

The guiding principles of our pay-for-performance approach are:

1.
We will have performance-based compensation programs that are designed to create shareholder value and drive the Company’s business strategy with an acceptable risk profile through legal and ethical means.

2.	We will create total compensation packages that are fair to shareholders, attractive to executives, affordable to the Company and proportional to the employee’s contribution.

3.	We will create pay practices that are consistent with market best practices appropriate for Nordion’s business, while ensuring full compliance with legislative and regulatory requirements.

4.	We will have strong oversight of our compensation packages by the HRCC.

5.	We will communicate our compensation packages clearly in a transparent and understandable fashion.

Pay Philosophy

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is intended to create shareholder value. In general, the Company’s “target positioning” provides competitive pay (fiftieth percentile relative to the market) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance when measured against its business plan or competitive performance benchmarks. The HRCC also conducts periodic reviews of compensation practices to establish competitive and reasonable programs to meet the Company’s objectives.

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on yearly performance and long term potential.  Talent review sessions are held annually and the review and assessment of the senior talent pool is shared with the HRCC and with the Board of Directors on an annual basis.

The HRCC completes an extensive annual review of the terms and conditions related to Executive Compensation. Based on the Company’s business strategy and emerging trends and best practices in executive compensation, the HRCC, in partnership with independent experts, implemented a variety of changes to Executive Compensation in fiscal 2011. Highlights of these changes include the following:

•
The Company’s Stock Option Plan (Long Term Incentive Plan or “LTIP”, see page 31 for a description of its terms) was amended to align the language of the LTIP with the Company’s Equity (MTIP) Incentive Plan, or EIP, where appropriate; to clarify the authority of the HRCC to delegate approval of ad hoc grants; and to reduce the maximum share limit to 6,160,000 Common Shares which represents approximately 10% of the Company’s current issued and outstanding Common Shares.

Nordion Management Proxy Circular   20

•
The Share Ownership Policy (see page 45 for a description of its terms) was amended to exclude Performance Share Units (PSUs) from counting towards achievement of the ownership requirements and to clarify the Company’s position that Executives are not permitted to purchase financial instruments designed to hedge or offset any decrease in the market value of Company securities.    In order to encourage achievement of the share ownership guidelines, the HRCC approved the one-time matching of one DSU with a three year vesting provision for every Common Share purchased by officers prior to April 2011 (see page 38, footnote 2 for details).

•	Introduced principles to guide decisions related to inclusion / exclusion of events that may impact the Annual Incentive Plan (“AIP”) payout (see page 27 for a description of the terms of the AIP).

•
Formalized the risk assessment process as part of the annual HRCC work plan.  As part of this review process, the HRCC evaluates all Executive Compensation policies and programs with a view to confirming that the policies and programs do not drive behaviors that would result in excessive risk taking.   The policies and programs are evaluated based on a risk assessment framework provided by Aon Hewitt.   Aon Hewitt facilitates this evaluation process which focuses on five areas:  1) strategic / operational risk; 2) compliance risk; 3) reputational risk; 4) talent risk; and 5) financial / economic risk.  Risks are assessed and considered on both an individual element basis and in totality.

•	Amended the Equity Incentive Plan (“EIP” see page 32 for a description of terms) to among other things, create a double trigger requirement for vesting upon change in control scenarios.

The Board of Directors has responsibility for Executive Compensation in conjunction with the HRCC. The Committee is comprised of four independent directors, the Chairman of the Board also attends, and the Committee is advised by independent experts in executive compensation.  Aon Hewitt provided this advice throughout fiscal 2011. The Committee met six times in fiscal 2011.  The HRCC work plan is designed so that the duties and responsibilities set out in its committee charter are properly discharged.

It is the opinion of the HRCC that the compensation programs described in this document are aligned with the business strategy and with governance and industry best practices.

Overview

This disclosure is intended to communicate the compensation provided to the Company’s Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers of the Company and its subsidiaries (collectively, the “Named Executive Officers” or “NEO”).  For fiscal 2011, the three other most highly compensated active executive officers of the Company and its subsidiaries include: Peter Covitz, Senior Vice President, Innovation, Kevin Brooks, Senior Vice President, Sales and Marketing and Kenneth Horton, Special Counsel to the Company.  In total, five individuals are included in the fiscal 2011 disclosure. (“Active” NEO are those who are currently on the Company’s payroll and are engaged in the development and implementation of the strategic and business operating plans of the Company.)

Compensation Committee

Decision Making Process

Based on its mandate, the Human Resources & Compensation Committee (“HRCC”) reviews Company and senior management performance, makes recommendations to the Board of Directors on compensation for the CEO and approves the compensation for the CEO’s direct reports (the “Direct Reports”), including the NEO. The members of the HRCC during fiscal 2011 included William Etherington (outgoing HRCC Chair), William Dempsey (incoming HRCC Chair), Robert Luba, Mary Mogford, Adeoye Olukotun and Janet Woodruff each of whom was an independent director. William Etherington retired from the Board prior to re-election in March, 2011. Adeoye Olukotun moved from the HRCC to the EHS&G in March, 2011. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation for the CEO.

Detailed information for each of the members of the HRCC is included in Section 2: Business of the Meeting, including a matrix which outlines the skills and experience of each individual.  Of the four HRCC members identified in the previous paragraph, all four (William Dempsey, Robert Luba, Mary Mogford and Janet Woodruff)

Nordion Management Proxy Circular   21

have extensive, direct experience in the area of Compensation either through senior executive experience or board compensation committee participation and possess a thorough understanding of employee and executive compensation. The broad experience base and depth of knowledge of compensation reflected in the HRCC membership provides the capability and perspective to successfully oversee the Company’s Executive Compensation program.

In its review process, the HRCC relies on input from management on the assessment of individual executive and Company performance relative to its operating plan. On an annual basis the Company typically undertakes an extensive review and assessment of its senior management team and reports its findings to the HRCC. The assessment and review focuses on performance measurements for senior management. Annually, the CEO, with HRCC input, presents to the Board of Directors, an enterprise-wide succession plan including a detailed assessment of the senior management talent pool. During the compensation review process, the CEO presents the HRCC with the talent assessment, performance results and compensation recommendations, including comparisons to market data.

Annual Work Plan

The HRCC follows a comprehensive work plan such that a review of all elements of Executive Compensation and related areas occur on a regular basis. To improve governance related to the performance of the Company when approving payments for incentive plans, the Finance and Audit Committee (“F&AC”) also reviews results related to the performance of the Company prior to HRCC approval. The HRCC work plan, including key review topics and timing, is set out below.

The existing governance structure related to Executive Compensation is intended to ensure that compensation policies and practices do not encourage any individual to take inappropriate or excessive risks and that the Company’s compensation policies and practices do not result in identified risks that are likely to have a material effect on the Company.   As part of the HRCC annual work plan, an evaluation of risk associated with Executive Compensation plans is conducted.

The Executive Compensation portfolio is structured and administered to be in compliance with all regulatory requirements and in alignment with good governance practices.  Executive Compensation includes a combination of short and long term objectives.  Metrics and targets for short and long term incentive plans are established at the overall corporate level.

The HRCC is constructed to provide strong expertise in compensation-related matters.  As part of normal course of practice, educational updates including competitive, legislative and compliance related topics are presented by the external compensation consultant at each HRCC meeting.

HRCC FISCAL 2011 Work Plan
• HRCC Charter • Independent Consultant Annual Assessment • New Trends in Executive Compensation	• Executive Compensation Program Terms • Retirement Plans	• Talent and Succession Plans • Stock Option Grant (if applicable) • Executive Terms and Conditions • Employment Equity Plan Review	• Compensation Strategy & Philosophy • Compensation Benchmarking • Incentive Plan Design • Risk Assessment of Executive Compensation policies / plans	• Performance Targets (looking forward)	• Financial Results for Incentives (looking back) • Salary Review • Share Ownership • CEO Performance Goals and Results

January	March	June	September	October	December
“
Finance & Audit Committee Review of Results

Nordion Management Proxy Circular   22

Independent Advice

The HRCC has engaged Aon Hewitt since May 2010 as its Executive Compensation consultant to provide independent advice to the HRCC on all matters relating to the CEO and other Executive Compensation. Aon Hewitt is retained directly by the HRCC.  The recommendations and advice from Aon Hewitt include governance practices related to compensation programs in the Canadian general industry and the global life sciences industry, and market competitive compensation data for the CEO and Direct Reports.  Aon Hewitt attended all of the HRCC meetings for the 2011 fiscal year.

	F2010 Executive Compensation Related Fees	F2010 All Other Fees	F2011 Executive Compensation Related Fees	F2011 All Other Fees
Aon Hewitt	$135,000 (covers fees for 6 months) 1	$300,0002	$285,000	$300,000
Aon Risk Services	$0	$290,000	$0	$290,000

1 Towers Watson provided compensation consultation to the Board for 6 months in 2010.  The total fees for Towers Watson in 2010 were $78,000.
2 Related to long standing annual services provided by Hewitt Associates as the Investment Consultant and Actuary for the Nordion Defined Benefit plan.

In order to provide an independent view to the HRCC, Aon Hewitt commits to: (i) Aon Hewitt will provide compensation committees with an annual summary of all services provided and fees charged by the firm and its subsidiaries; (ii) Aon Hewitt’s Executive Compensation consultants, who are engaged by boards of directors of companies, may only sell and manage compensation consulting services related to the board of directors’ engagement. Aon Hewitt’s Executive Compensation Consultants are not permitted to sell or manage projects covering other non-compensation consulting services; (iii) To enhance transparency and reduce potential conflicts, Aon Hewitt’s Executive Compensation engagements with compensation committees are in writing and may not cover the provision of any non-compensation consulting services; (iv) Aon Hewitt’s multi-service client relationships are managed by professional account managers who are not involved in the provision of consulting services to the client’s board of directors; (v) Aon Hewitt’s Executive Compensation consultants work only with the board of directors, the compensation committees or companies, Aon Hewitt does not represent individual executives or negotiate employment contracts on their behalf; and (vi) Aon Hewitt’s Canadian consulting practice is a unitary practice with its own set of financials. As part of that structure, the firm’s Executive Compensation consultants’ incentive pay is based on individual sales targets and on the results of the Canadian consulting unit. In addition, Aon Hewitt’s compensation consultants are ineligible for incentive pay related to cross-selling services.

In addition to the commitments described above, if the Company requests additional work unrelated to their Executive Compensation practice, Aon Hewitt, or any of its affiliates cannot accept the request without pre-approval by the Chair of the HRCC.

Through the transition period when Aon Consulting replaced Towers Watson (the Company’s former compensation consultant) and Aon Consulting then merged with Hewitt Associates, a number of legacy contracts were already in place as follows:

•	Aon Hewitt is the Investment Consultant and Actuary for the Nordion Defined Benefit plan. Fees for fiscal 2011 totaled approximately $300,000.

•
Aon Hewitt provided brokerage services related to the Belgium Defined Benefit plan.  Fees for fiscal 2011 related to these services through the divestiture process of the Belgium business totaled less than $5,000.  This work was pre-authorized by the Chair of the HRCC.

•	Aon Risk Services (“ARS”) is the broker for insurances other than the Directors & Officers insurance. The administration fees paid for fiscal 2011 are in the range of $250,000.

Nordion Management Proxy Circular   23

•	ARS is also the manager for the Company’s captive insurance company (DXRX Indemnity Inc.) out of Barbados with annual fees of approximately $40,000.

The HRCC reviewed the services being provided by Aon Hewitt and noted that the Aon Consulting business (now Aon Hewitt) is a separate business unit structure with a separate revenue stream as it relates to ARS. The HRCC reviewed the services provided by Hewitt Associates to manage the Company’s Defined Benefit plan and the brokerage services provided by Aon Hewitt in Belgium and determined that there is no conflict of interest that would impact the independent advice provided by Aon Hewitt to the HRCC.

Compensation Discussion and Analysis

The total compensation program for senior management incorporates a pay-for-performance approach into the following components: “fixed compensation” that is comprised of base salary and “performance-related compensation” that is comprised of the Annual Incentive Plan (“AIP” described on page 27), the Long Term Incentive Plan (“LTIP” described on page 31) and the Equity (MTIP) Incentive Plan (“EIP” described on page 32) which are each variable, and benefits and retirement programs. Rewards are contingent upon organizational performance to ensure a strong alignment with shareholders’ interests.  Base salary, annual incentive payouts and equity compensation paid in the form of stock options and DSUs reflect performance with a greater proportion of compensation paid to higher performing executives.

With respect to the compensation mix, the annual compensation paid to executives is structured to ensure a balanced focus between short-term versus long-term business objectives and priorities.  A significant proportion of variable compensation is “at risk” and drives behaviors which result in superior performance. The following table shows the compensation elements of base salary, annual incentive plan and long term incentives expressed as a percentage of total direct compensation (base salary + annual incentive plan + long term incentives).

Compensation Elements of Total Direct Compensation
Role	Base Pay	Annual Incentive Plan at Target	Long-Term Incentive Plan at Target	Total Direct Compensation
CEO	36%	23%	41%	100%
CFO	48%	20%	32%	100%
SVP	54%	19%	27%	100%

Peer Group Determination

In order to develop a compensation framework that is appropriate and competitive, the HRCC reviews the compensation levels and program design of a variety of organizations in the market. During fiscal 2011, two peer groups were used for purposes of Executive Compensation review, including compensation for the CEO and Direct Reports, and the development of the new compensation framework.

●
Canadian General Industry – comprised of autonomous, publicly traded companies in the Aon Hewitt database with approximately C$300 million in revenue excluding certain industries (e.g., energy, financial services, oil & gas, professional services, retail).

●	Global Life Sciences Industry – comprised of autonomous, publicly traded companies in the Aon Radford Global Life Sciences survey with revenue between C$100 million and C$500 million.

Aon Hewitt recommended the use of these two peer groups which were finalized in consultation with the HRCC. The peer groups were chosen to reflect two distinct markets for talent: similar sized Canadian based organizations and similar sized Life Sciences organizations.  The HRCC reviews the peer groups against a number of considerations including:

●	Company size (i.e. revenue, earnings, market capitalization, shareholder return)

●	Organizational complexity (e.g. structure, products and culture)

●	Competitors for business and talent

●	Companies with a similar governance structure

Nordion Management Proxy Circular   24

●	Number of companies in the peer groups (to withstand any fluctuations in individual status or data)

The HRCC, in consultation with Aon Hewitt, benchmarked all elements of Executive Compensation at the market median or fiftieth percentile against these peer groups.  For base salary, the minimum of the salary range is represented by the median of the Canadian General industry peer group and the maximum of the salary range is represented by the median of the Life Sciences industry peer group for the CEO and the Direct Reports at the Senior Vice President level and above.  For incentive based compensation (annual incentive plan and long term incentive plan), the CEO and the Direct Reports at the Senior Vice President level and above, a mixture of market data from these peer groups was used for benchmarking purposes in the following proportion:  75% Canadian General Industry and 25% Global Life Sciences Industry.  For other executives market data for benchmarking purposes was used from only the Canadian General Industry for both base salary and incentive compensation.

For the CEO and the Direct Reports at the Senior Vice President level and above, a mixture of market data is used to better reflect the labor market from which this talent is attracted.  Candidates for these positions are recruited from inside and outside Canada and therefore, it is important to reflect the competitive landscape from which this talent is drawn. Other executives are typically recruited within Canada and the Canadian General industry provides a meaningful source of benchmarking data.

The Global Life Sciences Industry peer group is comprised of the following companies:

Select Global Life Sciences Peer Group
Accuray	Gen-Probe	OSI Pharmaceutical
Alexion Pharmaceuticals	Immucor	Regeneron Pharmaceutical
Alkermes	Impax Laboratories	Thoratec
Cubist Pharmaceuticals	Martek Biosciences	United Therapeutics
Dionex	Myriad Genetics	Viropharma Inc.

Canadian General Industry Peer Group:

Aon Hewitt uses multiple survey sources from its proprietary database to generate data which reflects autonomous publicly traded companies excluding certain industries (e.g. energy, financial services, oil & gas, professional services, retail).  In addition, regression analysis is used to approximate a C$300M revenue company to validate the data obtained directly from survey sources.

The following chart sets out the current Executive Compensation program and corresponding performance linkage.  The Executive Compensation program offers limited perquisites.

Element	Form	Business Performance Linkage	Performance Period	Determination
Base Salary	Cash	Market competitive base pay	One year	• Salary bands are determined based on median data from both peer groups described above • Individual performance and long term potential determine position within the salary band
Annual Incentive Plan	Cash	To incent achievement of profitability and revenue growth targets in the annual business plan	One year
•  Target levels are established based on the market data as noted above.
•  Payout based on Corporate results and Individual performance
•  Measured against Board of Director approved targets linked to the business plan

Nordion Management Proxy Circular   25

Long-Term Incentive Plan	Stock Options	To incent long-term performance measured by improvement in share price	Vest over three years with a seven-year term1	•Grant value is based on the market data as noted above. •Individual performance and long term potential determines the grant size.
Benefits	Health, dental, pension, life insurance and disability programs	Market competitive retirement, health and welfare support	n/a	•Based on market median in local geography

1	Stock options awarded to active NEO in 2010 vest 100% three years from the grant date.

F2011 Executive Compensation Program Review

In fiscal 2011, the HRCC followed the process outlined above in that they reviewed the compensation practices and survey data of the Canadian General Industry peer group and the Global Life Sciences peer group to arrive at a new Executive Compensation framework for senior management at the Company, which defines base salary ranges and performance-related pay opportunities for each level of executive and is in line with market practice for companies of a similar size. The Executive Compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (fiftieth percentile relative to the market) for achieving target and expected performance, with above-average pay when the Company has achieved exceptional performance when measured against its business plan and/or competitive benchmark performance. Executives are compared, based on their accountability and work complexity, with similar positions in the Company’s peer groups.

The HRCC follows a rigorous decision making process when considering changes to executive compensation strategy, programs and or individual compensation changes as follows:

•
As part of the annual HRCC work plan – Aon Hewitt presents benchmarking information related to executive compensation plans and information related to legislative and regulatory changes.   The HRCC assesses current Executive Compensation programs in the context of this information and identifies any potential gaps.

•
The HRCC evaluates Executive Compensation policies and procedures to ensure that they are not designed to drive behaviors that result in excessive risk-taking.  As part of this review – the Committee evaluates risk from five different perspectives as per the risk assessment framework provided by Aon Hewitt:  1) Strategic / Operational risk; 2) Compliance risk; 3) Reputational risk; 4) Talent risk; 5) Financial / Economic risk.  Aon Hewitt facilitates this review on an annual basis.  The current competitive and business environments may result in an increase in the talent risk.

•	The HRCC assesses recommendations relative to the guiding principles established for Nordion’s pay-for-performance approach and updates the principles when appropriate.

•	The HRCC approves recommendations to adopt any new legislative and regulatory changes and/or changes to the Executive Compensation framework, as required.

The following tables provide a summary of the Executive Compensation framework applicable to the NEO. Information for Kenneth Horton is presented in the context of the former compensation framework which was in place as part of his former role as Executive Vice President, Corporate Development and General Counsel.

Former Compensation Framework
Role	Base Salary Range ($000s)			Target AIP (cash bonus) (% of Salary)	Target LTIP and EIP (equity awards) (% of Salary)	Target Total Direct Compensation ($000s)
Executive Vice-President1	300	-	400	50%	120%	810	-	1,080

1
This framework currently applies to Mr. Horton in his capacity as Special Counsel to the Company with the exception of target equity (LTIP and EIP) which is not part of his current employment terms and conditions.

Nordion Management Proxy Circular   26

Nordion Inc. Compensation Framework (Current)
Role	Base Salary Range ($000s)			Target AIP (cash bonus) (% of Salary)	Target LTIP and EIP (equity awards) (% of Salary)	Target Total Direct Compensation ($000s)

CEO1	343	-	588	65%	115%	960	-	1,646
CFO1	226	-	368	40%	65%	463	-	754
SVP1	186	-	314	35%	50%	344	-	581

1
In fiscal 2010 a new Executive Compensation framework was introduced.   Under this framework target annual incentive and target equity awards were based on fixed dollar amounts versus a percentage of base salary.  The framework was reviewed in fiscal 2011 and the new targets were constructed using a percentage of base pay in line with market practice.  The framework was set in Canadian dollars and then converted to U.S. dollars.

Target Compensation

Name	Base Salary	AIP (cash bonus)		LTIP and EIP (equity awards)1		Target Total Direct Compensation
	$	%	$	%	$	$
S. West, CEO	465,766	65	302,748	115	535,631	1,304,145
P. Dans, CFO	285,833	40	114,333	65	185,791	585,957
K. Horton, Special Counsel to the Company	355,000	50	177,500	120	426,000	958,500
P. Covitz, SVP Innovation	288,853	35	101,099	50	144,427	534,379
K. Brooks, SVP Sales & Marketing	260,045	35	91,016	50	130,023	481,084
1	The value of equity awards is calculated by multiplying the base salary by the equity percentage at target. Mr. Horton did not receive any equity grants in fiscal 2011.

Each year, the HRCC reviews the individual salaries of the NEO as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience.  As an outcome of this review, salary adjustments were completed in January 2011 as follows: Steven West’s salary increased from $441,252 to $465,766 (5.6%); Peter Dans’ salary increased from $269,654 to $285,833 (6.0%); Peter Covitz’s salary increased from $277,744 to $288,853 (4.0%) and Kevin Brooks’ salary increased from $250,043 to $260,045 (4.0%).  There was no change made to Kenneth Horton’s salary during fiscal 2011.

Performance Pay

Annual Incentive Plan

The Annual Incentive Plan (the “AIP”) is a cash performance plan under which a payment is made to senior management following the end of the Company’s fiscal year, based on the achievement of established financial goals and individual performance measured over the fiscal year. The HRCC and the Board of Directors review

Nordion Management Proxy Circular   27

Company and individual performance and have final approval on the AIP to be paid to each executive. In fiscal 2011 AIP payments were based on corporate results for all the NEO.

The HRCC has the discretion to award compensation absent attainment of goals or to reduce or increase the size of an award or payout.  The following principles have been established to guide decision making related to the AIP.

1.	Targets are derived from the business plan and are only amended if the business plan changes;

2.	Performance updates are provided regularly to the HRCC throughout the year;

3.
Changes to the Plan targets for AIP will only be made with approval by the HRCC and the F&AC.  In principle, adjustments to the Plan targets should be infrequent and result from significant unplanned events.  Areas that would generally be considered  for adjustment to the plan include:

–	the impact of acquisitions or divestitures;

–	non-cash write-offs of assets where the regular expense would not have been reflected in EBITDA had the write-off not occurred;

–	changes in accounting rules;

–	a litigation or insurance settlement (for or against);

–	a gain or loss associated with legacy investments (Lumira, Celerion).

Adjustments to the plan targets for significant changes in the business environment, impact of supply/manufacturing disruptions related to us or our competitors, winning or losing a major customer/supplier contract, or restructuring plan will only be made with the approval of the Board and based on a change to our business plan.

For the 2011 fiscal year, the Committee did not exercise discretion to change the AIP award as calculated through the incentive formula highlighted below.

Target Payments for the AIP are reviewed by the F&AC and approved by the HRCC annually in conjunction with the review and approval of the annual business plan. Annual Target Payments were determined as a fixed dollar value in the previous compensation framework. As part of the review of the Executive Compensation framework in fiscal 2011, the Target Payment structure was changed from a fixed dollar amount to a percentage of salary to align with market practice and applies to the NEO except for Kenneth Horton whose award was based on the former compensation framework described above.  For fiscal 2011 the Target Payments were set at 65% for the CEO; 40% for the CFO; 50% for Kenneth Horton and 35% for the remainder of the NEO.

The incentive formula is set out below:

Target Payment (% of salary by level)	x	Business Performance Factor 0 – 200%	x	Individual Performance Factor 0 – 125%	x	Eligible Earnings	=	AIP $ Payment

Based on the pay-for-performance philosophy previously discussed, both business and individual performance measures impact the incentive payment. Actual financial performance relative to the Annual Business Plan as approved by the Board of Directors typically determines the Business Performance Factor applicable to financial results. The Business Performance Factor is multiplied by an Individual Performance Factor ranging from 0 to 125% to determine the final incentive payment. The maximum AIP payment that can be paid to any executive is 200% of target.

The primary portion of the Business Performance Factor for fiscal 2011 was based on financial performance relative to approved revenue and EBITDA targets. The EBITDA performance factor used in the annual incentive plan is based on the Total Segment Earnings (Loss) as reported in the Company’s Annual MD&A adjusted for: (1) transition costs related to the strategic repositioning of the company; (2) costs related to the TheraSphere Clinical program (the performance measure is adjusted for this due to the uncertainty surrounding the timing and amount of costs in the fiscal year); and (3) foreign exchange gains or losses resulting from holding U.S. cash and the U.S. dollar Celerion note in a Canadian functional currency entity (as the company manages and reports in U.S. dollars

Nordion Management Proxy Circular   28

those gains and losses do not reflect an economic gain or loss from a U.S. dollar perspective).  The EBITDA target therefore excludes: (1) unrealized embedded derivative gains or losses resulting from the long-term U.S. dollar contracts we have with certain suppliers. As a U.S. dollar reporting company that sells a large portion of its products in U.S. dollars, we believe that U.S. dollar supply contracts provide the best economic value to the Company. However, as a Canadian-based company, when we purchase in U.S. dollars from a non-U.S. domiciled supplier, under GAAP an embedded derivative is created. The resulting gains and losses vary significantly and we believe do not reflect the underlying operating performance of the business; and (2) MAPLE arbitration costs. MAPLE arbitration costs are largely driven by the timing of the arbitration proceedings. While management is focused on managing these costs, due to the uncertainty related to the timing and events related to the arbitration, it was decided to exclude these costs from the business performance target and results; and (3) restructuring charges, which relate primarily to the Company’s strategic repositioning.  The business performance factor for fiscal 2011 was based on the achievement of the revenue target, neutralized for any effects of foreign exchange (25% weighting), and the EBITDA target (75% weighting). All internal business plan targets, including the operational metrics used in the AIP targets, are approved by the Board of Directors at the beginning of the fiscal year at a level which, if achieved, are expected to generate value to our shareholders. The F&AC reviews the performance of the business at the end of the year and, following this review, the HRCC reviews and approves those results as applied to the incentive calculation.

At the meeting on December 12, 2011, the HRCC approved a 54% Business Performance Factor for the active NEO based on business results achieved. The payout reflected the performance of the business relative to stated plan metrics. For Kenneth Horton, the fiscal 2011 AIP payment was made as part of the Change in Control payment and was not based on business or individual performance.

The HRCC determined the fiscal 2011 Business Performance Factor that was applied to the AIP for fiscal 2011 as follows:

AIP Business Performance Factor
Revenue			EBITDA			Business Performance Factor
Target ($ million)	Result ($ million)	Weighting	Target ($ million)	Result ($ million)	Weighting
307.1	266.5	25%	97.4	91.8	75%	54%

Individual performance relative to personal performance objectives was reviewed by the CEO and the HRCC.  The CEO recommended to the HRCC the Individual Performance Factor (“IPF”) ranging from 0 to 125% and the HRCC approved these recommendations.  For the CEO – the HRCC recommended the IPF to the Board and the Board of Directors approved the IPF.

The AIP design was modified in fiscal 2011 to reflect targets as a percentage of salary in line with market practice. For those executives who report directly to the CEO, the Direct Reports, the HRCC reviews and approves each executive’s individual performance factor relative to business results and the individual’s key accomplishments during the year. After hearing recommendations from the CEO, the HRCC approved the incentive payable to the Direct Reports based on the assessment of business performance and individual performance. The following table sets out the AIP parameters and the fiscal 2011 AIP earned for each of the NEO.

NEO cannot elect to defer their annual AIP award payout.

Nordion Management Proxy Circular   29

	AIP Payout at Target and Earned
Name	Target Payment (% of Base Salary)	Eligible Earnings1 ($)	Target Payment ($)	Business Performance Factor (0–200%)	Individual Performance Factor (0–125%)	Actual Award2 ($)	Actual Award2 (% of Target)
S. West, CEO	65%	465,766	302,748	54%	100%	163,484	54%
P. Dans, CFO	40%	285,833	114,333	54%	100%	61,740	54%
K. Horton, Special Counsel to the Company	50%	355,000	177,500	54%	N/A	146,338	82%
P. Covitz, SVP, Innovation	35%	288,853	101,099	54%	100%	54,593	54%
K. Brooks, SVP, Sales & Marketing	35%	260,045	91,016	54%	100%	49,148	54%

1 Eligible earnings is based on base salary as of October 31, 2011.  If a NEO had a period of inactive status for an approved leave during fiscal 2011, such as short term disability, eligible earnings is prorated for the inactive period.  No NEO had inactive/leave status in fiscal 2011.  A NEO must be employed by the Company for a minimum of 3 months to be eligible for an AIP payout.  Eligible earnings are prorated if a NEO is employed for less than 12 months of the performance year.  All NEO were employed by the Company and in their current roles for all of fiscal 2011.

2 Mr. Horton’s AIP payment is based on the average value of his previous 3 years of AIP (2007, 2008, 2009) per the Change in Control provision in his employment contract.  Mr. Horton left the Company effective December 16, 2011.  NEO cannot defer payout of their AIP award.

Equity Plan Descriptions

There are three equity plans currently in place in the Company:  (1) Long-Term Incentive Plan (“LTIP”); (2) Equity (Mid-Term Incentive Plan/MTIP) Incentive Plan (“EIP”); and (3) Employee Share Ownership Plan (ESOP).

The governing principles of the equity programs are set out below:

•	Executives are granted equity under the LTIP and/or EIP on a periodic basis, subject to review and approval by the HRCC.

•	The HRCC recommends and requests approval from the Board of Directors equity grants for the CEO.

•	The CEO recommends and requests approval from the HRCC for equity grants to each of his Direct Reports, as well as for the aggregate equity pool to be granted to business unit and corporate employees.

•
The equity grant for each executive is based on enterprise-wide performance, individual performance, key skills and expected future contributions based on the assessment of the CEO and HRCC for Direct Reports and based on the assessment of the Board of Directors for the CEO.

In fiscal 2011, a hedging policy was introduced to the Company’s share ownership guidelines consistent with Nordion’s Insider Trading Policy.  The NEO are not permitted to purchase financial instruments designed to hedge or offset any decrease in market value of Nordion securities.  In addition, the NEO are, pursuant to the Insider Trading Policy, strictly prohibited at any time from trading in derivative securities of the Company.  Derivative securities means instruments which allow an investor in the market to buy or sell options to acquire shares of the

Nordion Management Proxy Circular   30

Company at a fixed price within a specified time (sometimes referred to as "puts" or "calls") or to sell shares of the Company that an investor does not own at the time or has not fully paid for (sometimes referred to as "short sales").

The following chart sets out the target equity incentive mix that was established in fiscal 2011 and applies to all active NEO.  Kenneth Horton was not eligible for an equity award in the 2011 fiscal year.

Target Equity Incentive Plan Mix

Role	Target Equity (% of Base Salary)	Target Equity Mix	Equity Type
CEO	115%	100% LTIP	Stock Options

CFO	65%	100% LTIP	Stock Options

SVP	50%	100% LTIP	Stock Options

1)	Stock Option Plan or “LTIP”

The purpose of the Stock Option Plan or “LTIP” is to promote the long term success of the Company, to align the interests of officers, employees and other persons providing services to the Company other than non-employee directors with those of the Company’s shareholders, to recognize the ability and effort of certain employees and others who provide services to the Company and who have materially contributed to the success of the Company, to provide an incentive to certain key employees and other persons providing services to the Company to achieve the Company’s long term objectives, and to attract and motivate such persons of experience and ability by providing them with equity participation in the Company.

Grants under the LTIP are in the form of stock options.  The exercise price of each stock option awarded under our LTIP is the closing price of stock on the date of grant which is the date of the Board of Director’s meeting at which equity awards for the NEO are approved.  The Board of Directors must approve the vesting period for all stock options awarded.  Board and HRCC meetings are generally scheduled at least one year in advance.

Based on LTIP market data provided by Aon Hewitt, the HRCC determines the size of the LTIP pool on an annual basis.  The CEO recommends the individual LTIP grants for the NEO to the HRCC for approval based on individual performance and long term potential.  The HRCC recommends the LTIP grant for the CEO to the Board of Directors for review and approval.

Shareholder approval is required to reduce the exercise price of or cancel and reissue outstanding options.  No cash buyouts are permitted.

A stock option grant was completed for active executives at target on June 22, 2011 in consideration of the signing of an amendment to the Employment Terms and Conditions and to align total compensation to market levels. The stock options vest at a rate of 1/3 each year beginning on the anniversary of the grant and have a seven-year term. Messrs. West, Dans, Covitz and Brooks each received a grant at that time (see page 38 footnote 3 for details).  Mr. Horton did not receive a grant.

The stock options were issued on June 22, 2011 on the date of the Board of Directors meeting at which time the grant was approved.  The HRCC approved a number of options which was calculated using the 30 day average share price on the TSX from May 16 to June 14 (C$10.54) with a Black-Scholes value of 23.27%.  The Black-Scholes value ratio was determined using the following assumptions:

•	an estimated share price volatility of 31.79% (based on monthly historical share price and dividend data from March 2010 to May 2011);

Nordion Management Proxy Circular   31

•	an estimated dividend yield of 3.88%;

•	a risk free interest rate of 3.47%; and

•	the option term of 7 years.

The following table summarizes the number of equity securities of the Company authorized for issuance under the LTIP as of October 31, 2011.
Equity Securities Authorized for Issuance Under LTIP1

Plan Category	Number of Common Shares to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options2	Number of Common Shares Remaining Available for Future Issuance Under LTIP
Equity compensation plans approved by security holders	2,580,3003	C$11.78, U.S. $15.72	3,579,70044
Equity compensation plans not approved by security holders	--	--	--
Total	2,580,3003	C$11.78, U.S. $15.72	3,579,7004

1	The maximum number of shares that may be reserved for issuance to insiders shall not exceed 10% of the issued and outstanding shares.
2	The Company has issued both Canadian and U.S. dollar options. All options granted in F2010 and F2011 were in Canadian dollars.
3	As a percentage of issued and outstanding Common Shares: 4.14%
4	As a percentage of issued and outstanding Common Shares: 5.74%

During fiscal 2011, a number of administrative changes were made to the LTIP.  In addition to these administrative changes, the Board approved an amendment to the LTIP to reduce the number of Common Shares reserved for issuance under the LTIP plan to 6,160,000 which is approximately 10% of total issued and outstanding Common Shares projected as of January, 2012.  The changes implemented do not require shareholder approval pursuant to the terms of the LTIP.

In fiscal 2011, a total of 808,700 stock options were issued, representing 1.3% of the total number of Nordion Inc. issued and outstanding Common shares as of October 31, 2011.  No executives exercised stock options in fiscal 2011.

2)	Equity (MTIP) Incentive Plan (EIP)

The purpose of the Equity Incentive Plan or “EIP” is to promote the mid-term success of the Company by providing employees of the Company with periodic awards tied to the Company’s various performance metrics.  The EIP is also intended to assist the Company in attracting and retaining the best available talent for positions of substantial responsibility, and to align the interests of eligible employee recipients with those of the Company’s shareholders.  Pursuant to the plan, the HRCC may approve eligible recipients and determine the number and type of share incentives (including but not limited to performance share units (“PSU”), restricted share units (“RSU”), deferred share units (“DSU”) and share appreciation rights (“SAR”) and determine their terms and conditions).

No grants were made under the EIP in fiscal 2011 except for the DSU Share Match program.  During fiscal 2011, DSUs were issued as part of a matching program designed to encourage share ownership.  Shares purchased by the NEO during open trading windows over the period from June 22, 2010 to April 29, 2011 were matched with DSUs on a one for one basis. Messrs. West, Dans, Covitz, and Brooks received a DSU match at this time (see page 38 footnote 2 for details).   The Board of Directors approves the vesting period for restricted share units.  A 3 year cliff vesting provision is applicable to the DSU grants.

A number of amendments were made to the EIP to clarify the:

1)	provision to roll dividends into all equity plans, excluding the stock option plan, including: DSUs, PSUs, RSUs and SARs

Nordion Management Proxy Circular   32

2)	distribution methodology whereby all equity plans, excluding the stock option plan, will be settled in cash;

3)	requirement for a double trigger prior to equity vesting upon Change In Control; and

4)	discretion of the HRCC to include or exclude ad hoc dividend payments.

3)	Employee Share Ownership Plan (“ESOP”)

The Company sponsors an employee share ownership plan under which employees can purchase the Company’s Common Shares at the market price on the Toronto Stock Exchange. Shares are purchased monthly on the last business day of each month. Employees can contribute 10% of their salary by payroll deduction. The Company will match up to 10% of their contributions. In fiscal 2011 the plan was amended to clarify the role of the custodian with respect to the treatment of dividends within the plan and to change the service provider from Manulife to Solium Capital Inc. Dividends paid by the Company on a quarterly basis are automatically rolled into the employee share ownership plan for plan participants.

The HRCC is in the process of evaluating the company’s current Long Term Incentive and Equity Incentive Plans for executives with a view to introducing performance-based metrics aligned with shareholder interests and the achievement of strategic business objectives.  Aon Hewitt is providing independent advice to the HRCC on this process.

Recoupment (Clawback) Policy

The HRCC approved a comprehensive recoupment policy at the December 4, 2008 HRCC meeting which was implemented in 2009. This policy provides governance in alignment with market practices. It allows for the Company to recover incentive pay and equity from an executive in certain circumstances where the executive caused or is a significant contributor to financial restatement. The policy applies to all executives who are required to sign off on this policy. All new contracts include language reflecting this policy as described below:

“If the Human Resources and Compensation Committee or any other committee appointed by the Board of Directors (the “Committee”) has determined in its sole discretion that any fraud or intentional misconduct by an Executive of the Company, any of its subsidiaries or any of its major business units (each such person, an “Executive”), was a significant contributing factor to the Company restating all or a portion of its financial statements, the Committee may direct that the Company recalculate, and, if the Committee determines it is appropriate, recover all or a portion of any cash bonus and/or any equity-based compensation awarded under any compensatory plan, program or arrangement (the “Incentive Compensation”) that was awarded to such Executive on the basis of performance during fiscal periods affected by the restatement.  The amount, if any, recoverable from such Executive shall be the amount by which the Incentive Compensation awarded exceeded the amount that would have been awarded to such Executive had the financial statements been initially filed as restated, or any greater or lesser amount that the Committee determines is appropriate.  In no event shall the amount to be recovered by the Company be less than the amount required to be repaid or recovered as a matter of law.  In addition, the Committee may terminate the Executive for just cause, authorize legal action, or take such other action to enforce the Executive’s obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

The Committee shall determine in its sole discretion whether the Company shall effect any such recovery (i) by seeking repayment from the Executive, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable compensatory plan, program or arrangement) the amounts that would otherwise be payable to the Executive under any compensatory plan, program or arrangement maintained by the Company or of any of its affiliates, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of equity-based compensation awards that would otherwise have been made in accordance with the Company’s otherwise applicable compensation practices, or (iv) by any combination of the foregoing.”

The objectives behind implementing recoupment provisions in the plans are to allow for stop payments (severance) or require repayment of funds and cancel equity (unvested or unexercised) contract terms, as well as outline potential consequences of intentional financial wrong doing. Recoupment may be applied in the following scenarios:

Nordion Management Proxy Circular   33

•	SOX – Applicable to the CEO and CFO in the event of misconduct leading to a corporate financial restatement including both cash and equity incentive awards.

•
Change In Control – In the event that an executive breaches any of the restrictive covenants contained in any non-competition and non-disclosure agreement that he/she executed with the Company, the Company will, at its discretion, take whatever steps are required to recover the lump sum severance payment and equity payments. In addition, all outstanding stock options will be immediately cancelled.

•
EIP – In circumstances where the actions of the participant occurred prior to the vesting date, but were not discovered until after such date, the participant is required to re-pay to the Company an amount equal to payments previously made or the aggregate fair market value of shares.

•
Executive Contracts (Termination) – In the event an executive breaches any of the restrictive covenants contained in the Employee Non-Competition, Non-Disclosure or Non-Solicitation terms, they will immediately forfeit all outstanding severance payments and outstanding options will be immediately cancelled.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 in local currency invested in Common Shares on October 31, 2006, on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Executive payments in fiscal 2011 reflect the challenging business environment particularly as a result of changes in the medical isotope industry.  For active NEOs, the fiscal 2011 annual incentive plan payments reflect the lower than expected business results as a result of changes in the competitive landscape following the extended shut-down of the National Research Universal reactor (NRU) in 2009 - 2010. A portion of Executive Compensation remains at risk and is directly aligned with business performance. Stock option grants issued to NEOs prior to fiscal 2011 have exercise prices that exceed the closing stock price as of October 28, 2011, and have no current value. The stock option price at the time of the grant awarded to active NEOs on June 22, 2011 is higher than the stock price as of October 31, 2011.

Executive payments in 2010 reflected the significant organizational restructuring that occurred during the year. Compensation levels reflected the CIC and severance payments made to outgoing executives to close out their employment contracts. For active NEOs, the 2010 annual incentive plan payments reflected strong business results. Although the exercise price for the 2010 special stock option grant awarded to active NEOs is lower than the stock price as of October 31, 2011, this option grant includes a three-year cliff vesting provision. Therefore, the NEOs receive no benefit until 2013 and any benefit will be directly related to share price growth resulting from business performance (see Executive Compensation – Compensation of Named Executive Officers section on page 37).

In 2009, Company performance was below target for the annual incentive plan however, in recognition of the significant amount of effort and resources required for the business unit divestitures, a payment based on a business performance factor of 50% was made in respect of this plan. The unvested portion of the MTIP performance unit grant made on October 31, 2006, expired and no payment was made in respect of this grant in 2009, nor did Company performance result in any partial vesting for the PSU grant made on December 7, 2007.

In 2008, incentive payments were substantially below target, the stock options’ grant price was lower than the market price and no vesting of performance share units occurred. These results were in alignment with the decreased share prices.

Rewards to executives in 2007 were in alignment with increases to shareholder value on the NYSE Composite Index. In 2007, incentive payments were above target and partial vesting of performance share units occurred. Rewards to executives in 2007 were higher in alignment with increases to shareholder value on the NYSE.

Nordion Management Proxy Circular   34

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Nordion Inc., the S&P/TSX Composite Index
and the NYSE Composite Index

*$100 invested on 10/31/06 in stock or index, including reinvestment of dividends. Fiscal Year ending October 31.

Copyright© 2011 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

CEO Performance

In fiscal 2011, the HRCC assessed the overall performance of the CEO on the basis of his contribution as set out in the following chart.

F2011 CEO Performance Goals and Results

Performance Category	Goals		Achievement Relative to Goal
Meet F2011 Business Plan	•	Drive revenues.	•	Below Target.
	•	Meet or exceed EBITDA (excluding MAPLE legal, derivatives, restructuring, Fleurus, transition, Corporate BS FX and TheraSphere clinical trial costs).	•	Below Target.

	•	Lead MAPLE legal processes. Manage legal costs and external counsel.	•	Transitioned legal leadership. Legal cost reduction program established. Aggressively managed external counsel costs, programs and case arguments as required.

Nordion Management Proxy Circular   35

Performance Category	Goals		Achievement Relative to Goal
Manage Investor Relations	•	Prepare financial analyses and Capital Structure recommendations with view of company valuation and balance sheet options.	•	Approvals at June Board meeting secured.

	•	Maintain active communications with stakeholders.	•	Ongoing dialogue with key stakeholders.
			•	New investor presentation materials and related program received well.
			•	Attended and presented at key conferences.
Nordion Strategy	•	Remain focused on Business strategy implementation. Secure Medical Isotope and Sterilization segments. Grow selected Radiopharmaceutical products, including TheraSphere.	•	Business Strategy implementation plan prepared and documented (June Strategy Plan; Fiscal 2012 Quarterly strategic milestones) Quarterly reports on progress provided.
			•	TheraSphere doses in fiscal 2011, above plan.

	•	Focus on core business goals – 3 year financial outlook maintained and updated.	•	Forecast milestones and metrics in place; quarterly reports on progress.

	•	Strengthen Corporate Development processes and ensure activity is aligned with company strategy. Continue to refine portfolio and move on poor performers while focusing on growth opportunities.	•	Regular review of progress and decisions.

	•	Monitor the Innovation Plan, Pipeline, Budget and TheraSphere clinical plan implementation.	•	Completed Fleurus, Belgium divestiture in a timely and productive manner with no residual issues.
			•	Innovation plan below budget.
			•	TheraSphere clinical plan and budget managed and reported quarterly.
			•	Goal to secure first patient enrollment by Q3 delayed – likely to be completed the first half of Fiscal 2012.
			•	TheraSphere budget managed to plan.

Nordion Management Proxy Circular   36

Performance Category	Goals		Achievement Relative to Goal
Effective Operations and Isotope Supply Plans	•	Progress Alternative Supply options. Evaluate cobalt supply options – long range plan 2011.	•	Progress on supply options, and 2011 plan milestones. Continued to evaluate and act on options to improve supply reliability and back up volumes.

	•	Government Relations & Media Plan – stakeholder support, government engagement. Evaluate options for international GR efforts.	•	Continued progress and updates provided.
			•	New framework for collaborative alliance with RosAtom. Updated Board of Directors on Russia relations.

	•	Reduce SG&A, corporate costs	•	Actions and Metrics in place by June 2011.
			•	G&A below Plan in 2011.
CEO Leadership	•	Effective coaching of the Executive Management Team; development and succession plans in place. Ensure company-wide Talent plans are supporting company endeavors.	•	Updates provided to HRCC. Successor plans produced in June and high potential leadership plan in place.

	•	Continue building an effective relationship between the board and the management team.	•	Exposed Board to 1 level down management including 2 business presentations in fiscal 2011.

	•	Executive coaching – regular feedback discussed with Chair.	•	Discussions and relationship building are ongoing with board. CEO now belongs to the Executive Committee group.
	•	Feedback and program discussed with Chair and HRCC.

Executive Compensation

Compensation of Named Executive Officers

The following Summary Compensation Table sets forth the compensation earned by the CEO, CFO, and the three other most highly compensated active executive officers of the Company, and the additional highly compensated executive who would have been disclosed had he remained employed by the Company, for services rendered in all capacities during the three fiscal years ending October 31, 2011. The values are based on the Bank of Canada monthly closing average exchange rate for the fiscal year of reporting: C$1 = U.S.$0.980560 in F2011, C$1 = U.S.$0.963485 in F2010, and C$1 = U.S.$0.854876 in F2009. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Nordion Management Proxy Circular   37

Summary Compensation Table							Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary ($) 1	Share-Based Awards 2		Option-Based Awards 3		Annual Incentive Plans 4 ($)	Long Term Incentive Plans 5 ($)	Pension Value 6 ($)	All Other Compensation 7 ($)	Total Compensation ($)
			(#)	($)	(#)	($)
S. West CEO	2011	461,680	31,449	349,654	223,000	445,229	163,484	0	146,065	36,498	1,602,610
	2010	425,539	0	0	500,000	1,477,408	576,472	817,000	82,927	399,336	3,778,682
	2009	309,038	0	0	0	0	86,941	0	84,528	30,212	510,719
P. Dans SVP, Finance & CFO	2011	283,137	15,408	172,163	77,300	154,333	61,740	0	66,298	20,792	758,463
	2010	261,316	0	0	138,600	409,537	176,992	283,000	41,683	163,987	1,336,515
	2009	188,834	0	0	0	0	35,264	0	20,974	15,644	260,716
K. Horton Special Counsel to the Company	2011	355,000	805	8,118	0	0	146,338	0	94,187	320,510	924,153
	2010	355,000	0	0	0	0	355,000	1,817,000	65,311	584,259	3,176,570
	2009	353,333	0	0	0	0	88,750	0	65,007	31,840	538,930
P. Covitz SVP, Innovation	2011	287,002	3,087	34,560	55,600	111,008	54,593	0	46,000	21,056	554,219
	2010	271,579	0	0	103,400	305,528	191,035	0	35,090	308,389	1,111,621
	2009	233,662	21,200	110,792	0	0	47,312	0	38,244	16,670	446,680
K. Brooks SVP, Sales & Marketing	2011	258,214	8,122	90,724	50,100	100,027	49,148	0	39,727	19,597	557,437
	2010	230,363	0	0	65,000	192,063	154,342	0	24,788	288,400	889,956
	2009	190,918	17,300	90,411	0	0	33,180	0	21,530	15,644	351,683

1	For F2011, all NEO (except for Mr. Horton) have prorated base salaries as a result of receiving merit increases as of January 1, 2011.
2
EIP:  In F2011, DSUs were granted to all NEO (except Mr. Horton) as part of the DSU Share Match program.  Under this program each NEO received one DSU for every Nordion common share purchased during authorized open trading windows from June 22, 2010 to January 31, 2011 and for the period March 25 to April 30, 2011.  DSUs under this program were granted on January 31, 2011 to Messrs. West, Dans, Covitz and Brooks as part of the matching program.  The market price at time of grant was C$11.45.  On April 29, 2011 additional DSUs were granted to Messrs. West, Dans and Brooks.  The market price at time of grant was C$11.10.  In addition, DSU dividend equivalents were issued to all NEO on all outstanding DSUs on April 1, July 5 and October 1, 2011.  The reinvested dividend value for April 1, 2011 is C$11.47, July 5, 2011 is C$10.51 and for October 1, 2011 is C$9.17 and converted to U.S. dollars.  The reinvested dividend was calculated by using the TSX five-day average closing share price up to and including the dividend date.  The value of DSUs was calculated by multiplying the number of DSUs granted by the market price at time of grant plus the value of the DSU dividend equivalents and converted to U.S. dollars.  The Accounting cost for DSU grants and DSU dividend equivalents is C$8.75 (the TSX five-day average closing share price up to and including October 31, 2011).  In 2010, no share based awards were granted.  In 2009, RSUs were granted to Messrs. Covitz and Brooks.  The dollar value is based on the number of units multiplied by a share price of $5.89, the planning price used by the HRCC.  The accounting cost is $5.28 which represented the closing share price on March 11, 2009.

3
LTIP:  In F2011 all NEO (except Mr. Horton) received a stock option grant on June 22, 2011.  The options vest 1/3 per year over a three-year period and expire after seven years.  The dollar value is based on the number of options multiplied by the planning share price of C$10.54 used by the HRCC with a Black Scholes value factor of 23.27% and converted to U.S. dollars.  The accounting cost is based on a share price of C$10.26 with a Black Scholes value of 17%, and converted to U.S. dollars.
In 2010 all NEO (except Mr. Horton) received a stock option grant.  Options granted in 2010 vest 100% after 3 years and expire after seven years.  The dollar value was based on the number of options multiplied by the planning share price of C$9.02 ($8.69) and a Black Scholes factor of 34%.  The accounting share price for expense purposes was $9.30, which represented the closing price of C$9.65 on July 13, 2010.
No stock options were granted to NEO in 2009.

4
AIP:  F2011 AIP for Mr. Horton is the average value of his previous 3 years of AIP (2007, 2008 and 2009) and paid upon termination per the change in control provision included in his employment contract.

5
Transaction Incentive Plan:  On March 11, 2009 The Board of Directors approved a transaction incentive plan (the “TIP”) which was subsequently implemented on May 20, 2009.  The TIP was designed to motivate and retain certain executive officers of the Company and to provide further incentive to assist in the evaluation and implementation of strategic alternatives available to the Company.  Amounts payable under the TIP were based on a gross pool of $11 million U.S. representing 1% of the gross proceeds from the sale of Pharma Services Phase II-IV and Central labs in 2009 and the sale of Analytical Technologies and Pharma Services early stage operations in 2010, plus the residual enterprise value of Nordion.  80% of the incentive pool was allocated to the participants according to percentages established by the Board, and the remaining 20% was allocated among the participants under the plan at the closing of the sale at the sole discretion of the Board.  Messrs. West, Dans and Horton participated in the TIP.  For U.S. tax filers, payments related to changes in control, which included the payments under the TIP, were eligible for excise tax gross ups under Section 280 G of U.S. Internal Revenue Code.  The excise tax gross-up for Mr. Horton under the TIP was $527,000 U.S.  The excise tax gross up did not apply to Messrs. West and

Nordion Management Proxy Circular   38

Dans. Total Compensation for 2010 includes the TIP payouts. The TIP expired on April 30, 2010 with the final payout to participants on May 14, 2010.
6
The Company contributes approximately 10 to 15 percent of the total annual cash compensation as retirement contribution. Cash compensation includes the NEO’s current base salary plus the previous year’s AIP payout.  See Pension Plans section on page 42 for more details.

7
Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. In addition, premiums are included for the differential of programs not provided to other employees (Life Insurance of additional 1x salary and Accidental Death and Disability) for Messrs. West and Dans.   Differentiated benefit programs include Short-Term Disability, which does not incur a premium. No benefits were paid under this program in F2011.
Mr. Horton received a retention bonus of $300,000 which was paid out on March 31, 2011.
As a result of a change of control ("CIC") on January 29, 2010, all outstanding PSUs and RSUs vested and were paid out at the NYSE five-day average closing share price of $7.54.  Canadian NEO were paid in Canadian dollars at the foreign exchange rate of 1.06514.  In accordance with the CIC policy, Mr. Horton also received an excise tax gross-up on shares vested and paid as a result of CIC.  Messrs. Dans, Covitz and Brooks received a payment for RSUs that vested on January 15, 2010 and were not related to the CIC.  These RSUs were paid out at the NYSE five-day average closing share price of $7.74 up to and including January 15, 2010.  The foreign exchange rate applied to the RSUs for Canadian NEO was 1.05774.

The following chart sets out the outstanding LTIP grants previously awarded to the NEO in the “Option-Based Awards” columns. The current stock market price is less than all exercise prices prior to fiscal 2011, and consequently stock options awarded prior to fiscal 2011 do not have any current value as at October 31, 2011. The chart also sets out the outstanding share-based awards under the EIP in the “Share-Based Awards” columns.

The Board of Directors determines any share-based awards for the CEO and the HRCC approves any share-based awards which are recommended by the CEO. Recommendations are reviewed by Aon Hewitt the compensation consultant to the Board of Directors and recommendations are made based on benchmarking information presented by Aon Hewitt. Previous grants, company and individual performance, skills and expected future potential are considered when making a recommendation. Share–based awards are valued based on the face value of the grant on October 31, 2011, without any other valuation factor.

Nordion Management Proxy Circular   39

Outstanding Share-Based Awards and Option-Based Awards
	Option-Based Awards1				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options2 ($)	Number of Shares or Units that have not Vested3 (#)	Market or Payout Value of Share-Based Awards that have not Vested3, 4 ($)	Market or Payout Value of Share-Based Awards that have Vested but not Paid out or Distributed3, 5 ($)
S. West
2011 Incentive Awards	223,000	C$10.26	22-Jun-18	0	30,614	262,665	-
2010 Incentive Awards	500,000	C$9.65	12-Jul-17	0	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	36,000	$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	30,000	C$21.77	19-Jun-14	0	-	-	248,208
2006 Incentive Awards	22,500	C$20.00	20-Dec-12	0	-	-	9,481
2005 Incentive Awards	14,000	C$17.75	22-Dec-14	0	-	-	-
2004 Incentive Awards	14,000	C$19.65	10-Dec-13	0	-	-	-
2003 Incentive Awards	15,000	C$18.58	31-Mar-13	0	-	-	-
P. Dans
2011 Incentive Awards	77,300	C$10.26	22-Jun-18	0	15,408	132,199	-
2010 Incentive Awards	138,600	C$9.65	12-Jul-17	0	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	5,400	$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	2,500	C$20.20	13-Aug-14	0	-	-	-
K. Horton
2011 Incentive Awards	0	n/a	n/a	-	~~-~~	~~-~~	~~-~~
2010 Incentive Awards	0	n/a	n/a	-	~~-~~	~~-~~	~~-~~
2009 Incentive Awards	0	n/a	n/a	-	~~-~~	~~-~~	~~-~~
2008 Incentive Awards	42,000	$15.91	17-Jun-15	0	~~-~~	~~-~~	~~-~~
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	~~-~~	~~-~~	248,208
2007 Incentive Awards	15,000	C$20.68	20-Dec-13	0	~~-~~	~~-~~	~~-~~
2006 Incentive Awards	35,000	C$19.28	1-Dec-12	0	~~-~~	~~-~~	~~-~~
P. Covitz6
2011 Incentive Awards	55,600	C$10.26	22-Jun-18	0	3,087	26,486	-
2010 Incentive Awards	103,400	C$9.65	12-Jul-17	0	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	16,000	C$20.50 $15.91	15-Apr-15 17-Jun-15	0	-	-	-
K. Brooks
2011 Incentive Awards	50,100	C$10.26	22-Jun-18	0	8,122	69,686	-
2010 Incentive Awards	65,000	C$9.65	12-Jul-17	0	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	6,000	$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	4,000	C$21.77	19-Jun-14	0	-	-	-
2006 Incentive Awards	5,000	C$21.28	10-Jul-13	0	-	-	-

1
NEO must retain any Common Shares obtained through the exercise of vested stock options until the Share Ownership guidelines are achieved (after enough Common Shares are sold to cover any associated tax).

Nordion Management Proxy Circular   40

2
Calculation is based on the difference between the option exercise price and a share price of C$8.75 which is the closing share price on October 31, 2011 on the Toronto Stock Exchange and converted to U.S. dollars. Where the value of the unexercised in-the-money options is less than zero, a value of zero is indicated.

3
In F2011 DSUs were granted under the EIP to all NEO except for Mr. Horton.  No share units were granted in respect of fiscal 2009 and 2010. Total includes DSUs granted plus F2011 dividend equivalents reinvested. DSUs pay out at the time of termination..

4
Calculation is based on the closing share price of C$8.75 on the Toronto Stock Exchange at October 31, 2011, converted to U.S. dollars and multiplied by the number of outstanding unvested DSUs recorded in each NEO’s account maintained by the Company.

5
Calculation is based on the closing share price of C$8.75 on the Toronto Stock Exchange at October 31, 2011, converted to U.S. dollars and multiplied by the number of outstanding vested DSUs recorded in each NEO’s account maintained by the Company.

6
In 2008 Mr. Covitz received a new hire grant of 10,000 options on April 15, 2008 with a grant price of C$20.50 and expiry date of April 15, 2015.  In addition Mr. Covitz was awarded an annual grant of 6,000 options on June 17, 2008 at a grant price of $15.91 and an expiry date of June 17, 2015.

Incentive Plan Awards Value Vested or Earned During the Year

The table below provides information on the incentive plan awards that vested during fiscal 2011. For stock options issued prior to fiscal 2011, there is no value vested to report in the following table for stock options during the year as the exercise prices are well above the market share price as of October 31, 2011. A grant at 1 x target was issued on June 22, 2011 to the active NEO (except Mr. Horton) in consideration of the signing of an amended set of Employment Terms and Conditions as described above.

Incentive Plan Awards Value Vested or Earned During the Year
Name	Option Based Awards Value Vested During the Year 1 ($)	Shared Based Awards - Value Vested During the Year 1, 2 ($)	Retention Bonus 3 ($)	Non-equity Incentive Plan Compensation Value Earned During the Year 3, 4 ($)
S. West				163,484
2011 Incentive Awards	-	-
2010 Incentive Awards	-	-
2009 Incentive Awards	-	-
2008 Incentive Awards	-	-
2007 Incentive Awards	-	8,149
2006 Incentive Awards	-	323
2005 Incentive Awards	-	-
P. Dans				61,740
2011 Incentive Awards	-	-
2010 Incentive Awards	-	-
2009 Incentive Awards	-	-
2008 Incentive Awards	-	-
2007 Incentive Awards	-	-
K. Horton 4				146,338
2011 Retention Bonus	-	-	300,000
2011 Incentive Awards	-	-	-
2010 Incentive Awards	-	-	-
2009 Incentive Awards	-	-	-
2008 Incentive Awards	-	-	-
2007 Incentive Awards	-	7,245	-
2006 Incentive Awards	-	-	-
P. Covitz				54,593
2011 Incentive Awards	-	-
2010 Incentive Awards	-	-
2009 Incentive Awards	-	-
2008 Incentive Awards	-	-

Nordion Management Proxy Circular   41

Name	Option Based Awards Value Vested During the Year 1 ($)	Shared Based Awards - Value Vested During the Year 1, 2 ($)	Retention Bonus 3 ($)	Non-equity Incentive Plan Compensation Value Earned During the Year 3, 4 ($)
K. Brooks				49,148
2011 Incentive Awards	-	-
2010 Incentive Awards	-	-
2009 Incentive Awards	-	-
2008 Incentive Awards	-	-
2007 Incentive Awards	-	-
2006 Incentive Awards	-	-

1
Stock options granted in F2011 vest 1/3 per year for 3 years following the date of grant.  NEO must retain any Common Shares obtained through the exercise of vested stock options until the Share Ownership guidelines are achieved (after enough Common Shares are sold to cover any associated tax).  Stock options granted in 2010 vest 100% at the end of 3 years after the grant date.  Upon Change of Control triggered by the completion of AT Sale on January 29, 2010, all outstanding stock options and share units became vested. All share units except DSUs were paid out.

2
DSUs granted to NEO as part of the DSU Share Match Program vest 100% at the end of 3 years after the grant date.  On April 1, July 5 and October 1, 2011 Messrs. West and Horton were issued DSU dividend equivalents on DSUs issued in 2006 and 2007. These dividend equivalents vested immediately.  The reinvested dividend value for April 1, 2011 is C$11.47 for July 5, 2011 is C$10.51 and for October 1, 2011 is C$9.17.  The value of the reinvested dividend was calculated by using the TSX five-day average closing share price up to and including the dividend date. The value of DSUs attributable to such dividends was calculated by multiplying the value of the cash dividend issued to shareholders by the number of outstanding vested DSUs recorded in Messrs. West and Horton’s accounts maintained by the company, divided by the reinvested dividend equivalent value described above, and converted to U.S. dollars.

3	Mr. Horton received a retention bonus of $300,000 which was paid out on March 31, 2011.
4
AIP:  F2011 AIP for Mr. Horton is the average value of his previous three years of AIP (2007, 2008 and 2009) and paid upon termination per the Change in Control provision included in his employment contract.

Pension Plans

Each of the NEO is eligible and participates in a company-paid defined contribution pension arrangement. For all NEO the Company contributes either 10% or 15% of total cash compensation defined as salary plus previous year’s incentive, depending on the level of the position as follows: Messrs. West, Dans and Horton receive 15% of total cash compensation and Messrs. Covitz and Brooks receive 10% of total cash compensation.

For the Canadian pension plan, for Messrs. West, Dans, Covitz, and Brooks the maximum amount allowed by the Income Tax Act is contributed to a Canadian registered pension plan and the balance is paid in the form of cash through bi-weekly pay deposits.  The Canadian plan allows employees to choose how contributions are invested on their behalf from a range of investment options provided by a third-party fund manager. Mr. Horton also holds a pension balance in the Canadian plan earned during his participation when he previously resided in Canada. His current contributions are made only to the U.S. plan.

Upon termination or retirement of employment, the NEO is required to provide written confirmation of the benefit option chosen within 90 days of the receipt of the benefit statement provided by the plan sponsor.   The NEO may elect any one or a combination of the following options for the locked-in portion of the account:  transfer to another registered pension plan, transfer to a locked-in retirement account, purchase a deferred annuity with a financial carrier licensed under Canadian or Provincial law to provide annuities, payable no later than the end of the year in which the member reaches age 69 or purchase an immediate annuity or transfer to a life income fund with a financial carrier licensed under Canadian or Provincial law to provide annuities, if the NEO is within 10 years of normal retirement date.

For the U.S. pension plan, for Mr. Horton the maximum allowed by the IRS is contributed to a 401k plan and the balance is allocated to an unfunded Supplementary Retirement Plan. Once the IRS maximum is exceeded, an unfunded Top Hat notional account is maintained. Top Hat earnings or losses are tracked against two investment options, the S&P 500 and the former Lehman Bond Fund which has been renamed the Barclays Aggregate Capital Fund. These two investment options are equally weighted for the participant. The earnings or losses are tracked each month and credited to the Top Hat accrual. The Top Hat account is not paid out to the participant until six months

Nordion Management Proxy Circular   42

after his leaving the Company. Earnings and losses are tracked during those six months. The payout is processed through payroll and is taxable.

Upon termination of employment, the vested portion of the 401k plan is distributed in one lump sum payment or installment payments.  Upon retirement, the entire account balance is distributed in one lump sum payment or installment payments.

The following tables set out the retirement plan benefits.

F2011 Retirement Plan Benefit Table (CANADA)
Name	Registered Plan Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory3 ($)	Accumulated Value at Year End4 ($)	Total Accumulated Value at Year End5 ($)
		F2011 Registered Plan Contribution1 ($)	Cash Payment in excess of Registered Plan2 ($)
S. West	135,235	22,523	123,541	34,229	191,987	315,528
P. Dans	48,989	22,523	36,618	23,099	94,611	131,229
K. Horton	48,847	0	0	874	49,721	49,721
P. Covitz	45,238	22,523	23,477	26,052	93,813	117,290
K. Brooks	67,102	23,553	16,174	23,831	114,486	130,660

1
Registered Pension Plan contributions made by the Company as at October 31, 2011.  The Company contributes 10 to 15% of the NEO’s base salary plus their previous year’s AIP up to the maximum limit set by Revenue Canada.  Mr. Horton did not have any contributions during the year under the Canadian benefit plan.

2
Supplementary Executive Retirement Plan contributions made by the Company in excess of the limits permitted by Revenue Canada as at October 31, 2011.  Mr. Horton did not have any contributions during the year under the Canadian Benefit Plan.

3	The change in value of the registered plan: Accumulated Value at Year end minus registered plan accumulated value at the start of the year and registered plan contributions during year.
4	Value of registered pension plan accumulated as of October 31, 2011.
5	Total of cash payments in excess of registered plan and accumulated value at year end.

F2011 Retirement Plan Benefit Table (U.S.)
Name	Accumulated Value at Start of Year ($)	Compensatory		Non-Compensatory3 ($)	Accumulated Value at year end4 ($)
		401(k) Plan Contribution1 ($)	U.S. Top Hat Plan Contribution2 ($)
K. Horton	287,079	26,300	74,055	0	387,434

1
Registered Pension Plan contributions made by the Company as at October 31, 2011.  The Company contributes 15% of the NEO’s base salary plus their previous year’s AIP up to the limits permitted by the IRS.

2	Supplementary Executive Retirement Plan contributions made by the Company in excess of the limits permitted by the IRS as at October 31, 2011.
3	The change in value of the retirement plan: Accumulated Value at Year end minus accumulated value at the start of the year, 401(k) plan contribution and U.S. Top Hat Plan contributions.
4	Total of cash payments in excess of registered plan and accumulated value at year end.

Employment Contracts and Termination of Employment

Employment Terms and Conditions are currently in place for the CEO and each of the active NEO. The contracts set out the principal terms of the employment relationship with the Company, including the individual’s overall role, the

Nordion Management Proxy Circular   43

expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

Change in Control (CIC)

The Company’s CIC policy has a double trigger provision whereby two events must occur before it is triggered: (1) a CIC scenario; and (2) termination of the executive before severance and other benefits provided in the policy would be available to an executive. The CIC policy provides severance and other benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a CIC, or in anticipation of or preparation for change of control. The key policy parameters are set out below.

If an executive is terminated without cause or terminates for good reason within 24 months following or in anticipation of a CIC, stock options will accelerate and immediately vest. The executive will be eligible to exercise the options up to 12 months from the date of termination.

The following chart sets out the CIC-covered compensation multiples under the current compensation structure:

Executive	Annual Covered Compensation Multiple
CEO + CFO	2x
6 Critical roles	1x increasing to 2x at the second anniversary of reporting to the CEO

For the purpose of the CIC policy, covered compensation used in the severance calculation is defined as the Executive’s annual salary plus three-year average annual incentive, plus annual car allowance, plus annual retirement benefit during the most recent calendar year. If the executive has been employed for at least three months of the current fiscal year, the most recent three-year average annual incentive is paid in addition to the compensation multiple.

The following table sets out the payments that were made or would have been made to the NEO in the event that such executive was terminated without cause or terminated for good reason on or before October 31, 2011. The actual amount of future CIC payments may change as a result of timing, stock price and other factors.

Summary of Hypothetical CIC Payment for Active NEO (Based on a Hypothetical CIC Effective October 31, 2011)
			$000s
Name	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion1	Excise Tax Gross Up on Cash Portion 2	Value of Vested Equity3	Other Benefits 4	Total 5
S. West	Involuntary	2x	2,158	0	520	12	2,690
P. Dans	Involuntary	2x	1,035	0	132	8	1,175
K. Horton2	Involuntary	2x	1,403	412	248	62	2,125
P. Covitz	Involuntary	1x	557	0	26	11	594
K. Brooks	Involuntary	1x	482	0	70	8	560
1
Cash severance is (a) a lump sum based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to retirement program, and the annual allowances as at termination date, plus (b) the average AIP over the past three fiscal years.

2
Under the terms of Mr. Horton's employment contract, he is eligible for an Excise Tax gross up on all CIC payments in respect of the U.S. Internal Revenue Code Section 280(G).  No other active NEO are eligible for an Excise Tax gross-up, as this provision was removed from their employment contracts and the CIC policy no longer provides for an Excise Tax gross-up provision.

Nordion Management Proxy Circular   44

3	Equity values include a hypothetical DSU payout for all NEO, based on the TSX five-day average closing share price up to and including October 31, 2011 of C$8.75 and converted to U.S. dollars.
4	Other benefits include the value of the company portion of the premium for medical, dental and life insurance for the severance period.
5
Total value for termination following a change in control includes the cash portion, the equity value, the premium of medical, dental and life insurance over the severance period and the Excise Tax gross-ups.

Employment Termination Scenarios

The “Employment Termination Scenarios” table below illustrates the cash severance payments that would be paid to each of the active NEO as of October 31, 2011, if they are:  terminated without cause, terminated for good reason or if they resigned or retired.  In addition to the cash payment, each NEO would be provided with continued vesting and exercise privileges of their stock options for a period of 12 months following the termination of employment.

Per the terms of the executive contracts, all amounts in termination scenarios are paid as a lump sum following termination. In addition, 12 months of outplacement services are provided. No value has been attributed to these benefits in the table below.

Employment Termination Scenarios
Name	Resignation (Voluntary) 1 ($000s)	Termination with Cause (Constructive) 1 ($000s)	Termination without Cause (Involuntary) 2 ($000s)	Retirement 3 ($000s)
S. West	258	258	2,319	421
P. Dans	0	0	1,016	62
K. Horton	253	253	1,713	395
P. Covitz	0	0	521	55
K. Brooks	0	0	457	49

1	Includes vested DSUs paid out at C$8.75 based on the five-day average closing share price on the TSX as at October 31, 2011 and converted to U.S. dollars.
2
Includes the Cash Portion of severance which includes current base salary, average AIP payout received over the 3 fiscal years immediately preceding the termination date, annual retirement benefits, annual allowances; the value of the Company portion of the premium for medical, dental and life insurance for the severance period; in-year AIP; and the vested DSU payout based on the TSX five-day average closing share price of C$8.75 as at October 31, 2011 and converted to U.S. dollars.

3	Includes payment of in-year AIP and vested DSUs paid out based on the TSX five-day average closing share price of C$8.75 as at October 31, 2011 and converted to U.S. dollars.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan described on page 33. In addition, the Company introduced revised share ownership guidelines in 2010 for the CEO and his Direct Reports. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for the Company’s overall performance to accumulate a meaningful ownership stake in the Company’s Common Shares, to foster an ownership culture and to align their long-term interests with those of other Company shareholders. The minimum shareholding requirements are 2.0 x base salary for the CEO; 1.5 x base salary for the CFO and 1.0 x base salary for his other Direct Reports. Included towards the share ownership guidelines are Common Shares or deferred share units. In order to encourage achievement of the share ownership guidelines, the HRCC approved the matching of each Common Share purchased by NEO prior to April, 2011 (excluding Mr. Horton) with one DSU with a three year vesting provision.  In addition, the CEO and Direct Reports must retain any Common Shares obtained through the exercise of vested stock options until the guidelines are achieved (after enough Common Shares are sold to cover any associated tax).

The CEO and his executive Direct Reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership.

Nordion Management Proxy Circular   45

The HRCC monitors the level of share ownership on an annual basis. The following table sets out the number of Common Shares and DSUs held by the CEO and the NEO, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the current status.

The Share Ownership Policy was amended in fiscal 2011 to reflect the exclusion of PSUs from counting towards Share Ownership guidelines should PSUs be awarded at some time in the future.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2011
Executive	Common Shares1	RSUs/DSUs	Total Share Ownership2	Total Value of Current Share Ownership3	Share Ownership Guideline	Share Ownership Requirement4	Target Date Share Ownership to Be Met5
	(#)	(#)	(#)				(06/22/2015)
S. West	29,800	60,648	90,448	1,028,800	2 x	832,844	Achieved
P. Dans	20,489	15,408	35,897	408,310	1.5 x	382,836	Achieved
K. Horton6	0	28,929	28,929	329,053	2 x	709,068	N/A
P. Covitz	3,000	3,087	6,087	69,237	1 x	277,135	In progress
K. Brooks	9,451	8,122	17,573	199,884	1 x	236,644	On track to achieve

1	Includes shares acquired through Company programs such as DPSP, GRSP and ESOP.
2	Includes sum of Common Shares and RSUs / DSUs and dividend equivalents.
3	Based on highest share price for the six-month period ending October 31, 2011 of C$11.60 and converted to U.S. dollars.
4	In accordance with the Nordion Share Ownership policy, the share ownership requirement is based on the NEO’s three-year average salary as at October 31, 2011.
5	Named Executive Officers have five years to achieve the required level of share ownership. NEOs may only purchase shares within approved trading windows.
6	Mr. Horton terminated from the company effective December 16, 2011.

Nordion Management Proxy Circular   46

Section 4:        Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at Nordion.

Board effectiveness is a combination of membership, commitment and structure; and individual director effectiveness is a combination of competence, behaviour and independence. In developing and maintaining Nordion’s Corporate Governance Guidelines and Practices, the Board and the Employee Health and Safety & Governance Committee (“EHS&G”) carefully consider all of these criteria.

The Company’s Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2010, may be found on the Company website at www.nordion.com in the Corporate Governance section, under Guidelines & Practices.

The guidelines and practices which are referred to above deal with a variety of matters including board size, independence, board and committee meetings, management succession and development, directors resignations (including in circumstances where a director fails to obtain a majority of the votes for his or her election) and Board and shareholder communication.

Changes in Fiscal 2011

On March 10, 2011, Sean Murphy and Janet Woodruff were elected to the Board; Mr. Murphy became a member of the F&AC and the EHS&G, Ms. Woodruff became a member of the F&AC and the HRCC. In addition, William Dempsey became the Chair of the HRCC.

In September, 2011 Kenneth Newport took over from William Dempsey as Chair of the Technology Committee.

On March 27, 2011 Andrew Foti was appointed Corporate Secretary, and on April 4, 2011 Mr. Foti was appointed Senior Vice President and General Counsel and Kenneth Horton was appointed Special Counsel.

Regulators and Good Governance Organizations

As a company listed on both the Toronto and New York stock exchanges, Nordion is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance (“CCGG”), Institutional

Shareholder Services (“ISS”), and other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through the EHS&G, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders. Schedule D to this Circular outlines Nordion’s governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators. The governance practices in Canada are fundamentally similar to overall U.S. legislative or regulatory governance practices except for certain recent governance provisions of the U.S. Dodd Frank legislation which currently do not apply to the Company.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment

The Company believes that a strong and independent board with a variety of relevant skill sets is fundamental to assisting the Company in developing and meeting its strategic objectives. All the proposed nominees to the Board, other than the CEO, are independent; their sole relationship with the Company being as members of the Board, committees or advisory boards and as shareholders.

Brief biographies of the proposed nominees to the Board setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Circular and on the Company’s website at www.nordion.com. The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs. During fiscal 2011, as noted earlier, Sean Murphy and Janet Woodruff joined the Board. Each of the nominees brings additional skills and experience relevant to Nordion’s business.

The EHS&G, which reviews board composition on a regular basis, has established criteria and an evergreen list of potential board nominees is maintained by the Company, based upon its current and future needs. The EHS&G utilizes both internal

Nordion Management Proxy Circular   47

and external resources to populate the list of potential Board nominees.

In fiscal 2011 the Board adopted a policy that it will ask the CEO to resign from the Board when he/she retires, or after an appropriate transition period.

Chair

William Anderson, Non-Executive Chair of the Board, meets all applicable independence standards. Mr. Anderson reports to the Board and to the shareholders. As the Chair of the Board, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the strategic goals of the Company, including maximizing shareholder value.  Mr. Anderson is also charged with providing appropriate oversight of the management of the ongoing business and affairs of Nordion, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the EHS&G and the Chief Executive Officer to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders.  The Chair’s specific goals and objectives are established and approved annually by the Board on the recommendation of the EHS&G.  The goals and objectives are discussed and monitored regularly during the year and evaluated at year-end as part of the Chair’s annual assessment. In camera non-executive sessions of the Board are scheduled at the end of Board and Committee meetings.  Mr. Anderson attends the meetings of all current Committees as Chair of the Board.

Director Ownership Requirement

All independent directors have an equity interest in the Company through ownership of shares and/or deferred share units.  To align the interests of directors with those of shareholders, the Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5.0 x his/her annual retainer.  Directors are given three years to accumulate such ownership position.  To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase. As at October 31, 2011, seven of the eight nominees, who are independent directors, owned shares and/or DSUs in the Company which exceed the established guidelines. William Anderson, who became Chair in January 2010, has until 2013 to meet his minimum ownership guidelines. Mr. West, the CEO, who joined the Board on January 8, 2010, has met his share ownership requirement level.

In addition, as of the date of this Circular, four of the eight nominees who are independent directors, are receiving all of their compensation in DSUs.

Board Orientation and Continuing Education

In order to improve new directors’ understanding of the business and more quickly and effectively utilize their capability in respect of the businesses, they are introduced to the various operations of the Company through a comprehensive initial orientation program, including meetings with the Chair, the CEO and senior executives of the Company, review of strategic and business plans, and site visits of the principal business operations.  In 2010 the board orientation program was revised to reflect the sale of the Company’s other businesses and the focus on the Nordion operations.

In addition, with respect to director education, the Board holds meetings related to the Company’s segments during the year, at which management review with the Board their strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company’s employees.  The Board regularly receives relevant articles, reports and other papers regarding the global health sciences market and the Company’s particular segments, strategy and governance. In addition, periodic presentations from outside consultants and specialists, related to industry trends, markets and the Company’s position and opportunities in such markets are made to the Board.  Each director is also entitled and encouraged, with the approval of the Chair of the EHS&G, to attend one educational seminar or program of his or her choice and relevant to his or her duties, with the Company funding a proportion of the cost.  See also Meetings of the Board, Strategic Planning and Risk Management on page 49.

Board and Committee Evaluation

The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness.

In fiscal 2011, the Board followed the following processes: a full Board effectiveness evaluation; individual Committee evaluations; an evaluation of the Board Chair with feedback to the Chair of the EHS&G; evaluations of Committee Chairs; input from each director to the Board Chair regarding constructive feedback for fellow directors; and a formal itemization and follow-up from these processes regarding action items identified and tracked for the ensuing year, all in the interest of

Nordion Management Proxy Circular   48

continuous improvement of the effectiveness of the Board.

Term and Tenure

The Company has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years.  Thereafter, tenure is based upon a member’s continuing performance, the ongoing needs of the Company, and annual election by the shareholders. Term may not however exceed 15 years as discussed earlier.  The normal retirement age for Board members is 70; however, in unique circumstances, the Committee has discretion to invite a member to continue on the Board beyond the normal retirement age.  The Company’s Corporate Governance Guidelines & Practices also set out various instances in which a director is expected to tender his or her resignation from the Board.  In fiscal 2011, the Board adopted a policy to disclose the results of shareholder elections by director.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges.  Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the New York Stock Exchange rules and other applicable regulatory and/or statutory requirements will be considered independent.  In addition, the Company’s Corporate Governance Guidelines & Practices require that members of the F&AC also satisfy applicable regulatory and/or statutory independence requirements for membership on the audit committee including the National Instrument 52-110 Audit Committees and the Sarbanes-Oxley Act of 2002.

Each Board and F&AC member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. Attached as Schedule E are the standards a director is required to meet in order to be considered independent.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. West, are independent under all of the requisite regulatory and statutory criteria.

Meetings of the Board

The Board continued to meet actively in fiscal 2011. There were nine (9) Board meetings, three (3) by way of teleconference.

Executive Sessions of Independent Directors

The independent Directors of the Board meet at the end of each meeting of the Board and the Board Committees and at such other times as determined by the Chair, without Management present.

Strategic Planning

The Company generally holds an annual one-day meeting, involving the Board and senior management, devoted to the development and approval of the Company’s strategic plan, and a meeting devoted primarily to the Company’s annual business plan.  The Board is actively involved on an ongoing basis throughout the year in reviewing progress on such plans as well as reviewing and approving strategic investments.  The Board is also updated regularly throughout the year on progress against annual business plans as well as on issues which might affect business plan performance.

Risk Management

The Board plays a significant oversight role in risk management.   Management reviews the Company’s overall Enterprise Risk Management program and reports to the Board on the Program’s effectiveness on an annual basis.  In addition, on a quarterly basis, the Board is provided with a summary of the Company’s key strategic, compliance, operational and financial risks as well as any material changes in the status of such risks.  The summary provided to the Board outlines the risk category, a description of the risk, the level of risk, the trend versus the prior quarter, mitigation strategies, status and responsibility.  Identified risks are supported by a more detailed action plan.  Monitoring key risks is also part of a regular monthly operating review. The Company also has a Risk Council comprised of senior functional leaders.  The Risk Council members act as key liaisons with individuals responsible for mitigation of the risk. The senior management team annually reviews the Enterprise Risk Management Program, the key risks and process with a view to continuous improvement and input from both Board members and outside professionals on both the effectiveness of and ways to improve the program.

Shareholder Communications

Nordion has an established a Disclosure Policy and a Disclosure Committee.  The Disclosure Committee currently consists of the following members: the Chief Financial Officer; Senior Vice President &

Nordion Management Proxy Circular   49

General Counsel; Vice-President, Public & Government Relations; Vice-President, Finance & Corporate Controller; Vice-President, Financial Planning and Analysis; and the Director, Investor Relations.  The Chief Executive Officer is an ex officio member.

The principal objective of the Disclosure Policy is to establish a clear and effective process to provide factual, timely, accurate, balanced and non-selective disclosure of material information to all of the Company’s stakeholders.  The Disclosure Committee, or certain designated members, review and, where appropriate, approve or recommend approval to the Board or relevant standing committee all material external communications, including press releases.

In addition, the Board reviews and approves this Circular, the Annual Information Form and the annual financial reports and management’s discussion and analysis and corresponding press release.  The F&AC reviews and approves interim financial reports, interim management’s discussion and analysis and corresponding press releases.  The CEO, CFO, directors, Investor Relations and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media. All shareholders have the ability to listen through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the Nordion website.

Nordion’s Communications and Investor Relations groups provide regular information on Nordion activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company’s website. In this manner, Nordion is able not only to communicate developments on a timely basis to its stakeholders but also to receive and respond to concerns or recommendations.

Current stock prices, financial statements and MD&A, recent press releases and annual reports are accessible on the Nordion website at www.nordion.com, or by contacting Nordion by mail at Nordion Inc. ATTN: Director, Investor Relations, 447 March Road,  Ottawa, Ontario, K2X 1X8, Canada; by phone at 613-595-4580; or by e-mail at investor.relations@nordion.com.

Further information relating to the Company can also be found at www.sedar.com and www.sec.gov. In addition, shareholders can contact the Company’s transfer agent in Canada, CIBC Mellon Trust Company, by mail at P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3 Canada; by calling their answer line at 1-800-387-

0825 or 416-643-5500; or by e-mail at inquiries@canstockta.com.

The Board’s Duties and Responsibilities

Under the Company’s governing statute, the Canada Business Corporations Act, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. Directors are required to approve the Company’s Global Business Practice Standards (the “Business Standards”) and confirm annually that they will abide by such standards in carrying out their duties. As part of those Business Standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, CEO, CFO and Direct Reports and planning for their succession on the recommendation of the Human Resources & Compensation Committee; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board’s mandate, which is reviewed annually, is set out on the Company’s website at www.nordion.com, under Corporate Governance, Board and Committee Charters.

The Committees

The Board does not have an executive committee but has created, and delegated some of its duties to, four standing committees of the Board: the Finance & Audit Committee (“F&AC”); the Human Resources & Compensation Committee (“HRCC”); the EHS & Governance Committee (“EHS&G”); and the Technology Committee. Each of the committees has a written charter, which sets out its principal duties and responsibilities, all of which are reviewed annually. A complete description of the charter of each of the committees is set out on the Company’s

Nordion Management Proxy Circular   50

website at www.nordion.com, under Corporate Governance, Board and Committee Charters.

All standing committees, other than the Technology Committee, are comprised entirely of independent directors. Steven West, the Company’s CEO, is a member of the Technology Committee.

In the case of the F&AC, the Board has determined that all of its members qualify as both financially literate and as audit committee financial experts as currently defined under applicable regulatory criteria. The Board’s determination that certain members of the F&AC qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the F&AC or the Board.

The composition of each standing committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge. The composition and qualifications of the F&AC members and the Committee charter are disclosed in Section 11 and Schedule A of the Company’s Annual Information Form, which can be found on the Company’s website or at www.sedar.com, or in the Company’s Form 40-F, which can be found at www.sec.gov.

In addition to the standing committees, the Board appoints from time to time ad hoc committees of the Board to carry out specific projects. Depending upon the time commitment, directors are provided additional compensation either in the form of cash or DSUs for acting on such ad hoc committees. As well, in camera sessions are held at all in-person committee meetings.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. There are no separate blackout periods related to non-insider participants of the Company’s equity compensation plans. In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such transactions. These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company’s Insider Trading Policy requires insiders to notify the office of the General Counsel prior to any trading in the Company’s securities, and strictly prohibits the trading in derivative securities of the Company at any time.

Under National Instrument 55-104 Insider Reporting Requirements and Exemptions, directors and certain senior officers of the Company are required to report any trading in securities of the Company within five days of completing any trade.

Equity Compensation Plans

The Company’s Stock Option Plan is available to all employees and other persons providing services to the Company on an ongoing basis, other than non-employee members of the Board of Directors; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.

The Company’s Employee Share Ownership Plan, available to all employees, provides for purchase of shares of the Company on the open market and has been approved by the Board and the Toronto Stock Exchange.

No other compensation plans currently provide for the issuance of or right to purchase Company shares.

Business Conduct and Ethics

The Company’s business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At Nordion, ethical behaviour is everyone’s responsibility, and not simply that of specified groups or individuals, with leadership in this regard from the Board, the CEO and senior management. The Company has established policies governing such areas as employment and business practices (including sales and marketing), personal conduct, insider trading and conflicts of interest. These policies have been consolidated into the Business Standards. The Business Standards are reviewed on a regular basis and amended as required. The Standards apply to all employees as well as the members of the Board. On joining the Company each employee or director is required to review and commit to the Business Standards by signing a pledge or completing required training. Annual re-enforcement of the Business Standards is effected in a variety of ways including online testing, renewal of the pledge or completing required training. The Business Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the standards without fear of retribution. The Business Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.

Employees are also able to reach out with questions or concerns to the CEO through an internal web-based site.

Nordion Management Proxy Circular   51

In addition to the Business Standards, the Company has a separate Financial Code of Ethics, which applies to the CEO, the CFO and all members of the financial management of the Company and its affiliates. The Financial Code of Ethics complements the Business Standards by addressing issues of particular importance and concern to employees involved in the finance function. Our Business Standards are available in the Corporate Governance section of our website at www.nordion.com under Global Business Practices. The Business Standards are also available to shareholders on request from Investor Relations, Nordion Inc., 447 March Road, Ottawa, Ontario, K2X 1X8, Canada; by phone at 613-595-4580; or by e-mail at investor.relations@nordion.com.

Nominating Committee Process

The Company’s current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee’s members under applicable listing standards.

In considering nominees for the Board, the EHS&G Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors. Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are interviewed by a number of members of the Board, including the Chair of the Board and the Chair of the EHS&G Committee.  Meetings are also arranged with the Chief Executive Officer and certain other members of the senior management team. A final decision as to whether a candidate will be proposed to the shareholders as a nominee is made by the Board.

shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of this Notice, namely by October 19, 2012. Finally, shareholders have the right to make nominations from the floor at the Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company’s Chair or Corporate Secretary at Nordion Inc., 447 March Road, Ottawa, Ontario, K2K 1X8, or by e-mail to Andrew.Foti@nordion.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

It is also understood that there may be occasions when a shareholder may wish to meet with representatives of the Board and the policy of the Board on shareholder communications provides for this.

Overall Approach

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 Corporate Governance Guidelines, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the Canada Business Corporations Act and the applicable provisions of the U.S. Sarbanes-Oxley Act. In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any such differences to be material.

Nordion Management Proxy Circular   52

Section 5:        General and Additional Information

Indebtedness of Directors and Officers

The Company has a policy that prohibits the granting of any personal loans to directors, officers or employees. As such, as at the date hereof, there was no indebtedness of current and former directors and officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of Common Shares or otherwise.

Interests of Certain Persons on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

No informed persons of the Company, director or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect in any transaction in the last fiscal year which is material to the Company.

Additional Information

Further information relating to the Company can also be found at www.sedar.com and www.sec.gov. In addition, shareholders can contact the Company’s transfer agent in Canada, CIBC Mellon Trust Company, by mail at P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3 Canada; by calling their answer line at 1-800-387-0825 or 416-643-5500; or by e-mail at inquiries@canstockta.com.

Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his or her shares at, our Annual and Special Shareholder Meeting, as well as to each director and to the Company’s auditors.

/s/ Andrew A. Foti

Andrew A. Foti

Corporate Secretary

January 17, 2012

Nordion Management Proxy Circular   53

Schedule A:  Resolution Regarding 2012 Rights Plan

RESOLVED THAT

1)
the Amended and Restated Shareholder Rights Plan of the Company dated March 12, 2009 be continued, and its amendment and restated as provided for in the Amended and Restated Shareholder Rights Plan Agreement dated as of March 7, 2012 between the Company and CIBC Mellon Trust Company as rights agent (the “2012 Plan”) be and is hereby ratified, confirmed and approved; and

2)
any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Nordion Management Proxy Circular   54

Schedule B:  Summary of the Terms and Conditions of the 2012 Rights Plan

The following is a summary of the terms and conditions of the 2012 Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Amended and Restated Shareholder Rights Plan Agreement to be dated as of March 7, 2012 between Nordion Inc. and CIBC Mellon Trust Company, a copy of which is available on request from the Corporate Secretary of the Company as described in this Circular. All capitalized terms where used in this summary without definition have the meanings attributed to them in the 2012 Rights Plan.

Issuance of Rights

Under the 2012 Rights Plan, the Rights granted under the predecessor shareholder protection rights plans of the Company dated March 3, 2000, March 6, 2003,  March 9, 2006 and March 12, 2009, respectively, and which are outstanding at the Record Time of 8:30 a.m. (Toronto time) on March 7, 2012, are reconfirmed on the terms set out in the 2012 Rights Plan and the Company reconfirms its authorization to continue the issuance of Rights for each “Voting Share” (which includes the Common Shares and any other shares in or interests of the Company entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the 2012 Rights Plan.

Exercise Price

Until the Separation Time, the exercise price (“Exercise Price”) of each Right is three times the market price, from time to time, of the Voting Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Voting Share. The Exercise Price is subject to adjustment as set out in the 2012 Rights Plan.

Term

The 2012 Rights Plan will take effect at the time that the Meeting terminates (the “Effective Date”), and will expire at the close of business on the date upon which the annual meeting of shareholders to be held in 2015 terminates, subject to earlier termination or expiration of the Rights as set out in the 2012 Rights Plan.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than an Acquiring Person (as defined below), or an Affiliate (as defined below) or Associate (as defined below) of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person (or a transferee of any such person) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Company complying with the requirements of each exchange.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time”. The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board.

Acquiring Person

An “Acquiring Person” is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are, among others, the Company and its subsidiaries, and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition.  In general:

Nordion Management Proxy Circular   55

1)
a “Voting Share Reduction” means an acquisition or a redemption by the Company of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

2)
a “Pro Rata Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition;

3)	a “Permitted Bid Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

4)
an “Exempt Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board has waived the application of the 2012 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company (a) to the public pursuant to a prospectus, provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares following the prospectus distribution than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement or other prospectus-exempt distribution by the Company, provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement or other prospectus-exempt distribution by the Company and, in making this determination, the securities to be issued to such person on the private placement or other prospectus-exempt distribution by the Company shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement or other prospectus-exempt distribution by the Company; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval; and

5)
a “Convertible Security Acquisition” means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

Also excluded from the definition of Acquiring Person are (i) for a period of 10 days from disqualification, a specified institutional shareholder who is disqualified from relying on the exemptions from the Beneficial Ownership provisions (described below) solely because such person makes or publicly announces a current intention to make a take-over bid, (ii) underwriters or banking or selling group members acting in connection with a distribution of securities, and (iii) any “Grandfathered Person” (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Company’s knowledge, there are no Grandfathered Persons.

Beneficial Ownership

In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2012 Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and “Associates” (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking groups or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties.

These exemptions apply to: (i) an investment manager (“Manager”) which holds securities in the performance of the Manager’s duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an “Estate Account”)

Nordion Management Proxy Circular   56

or in relation to other accounts (each an “Other Account”); (iii) a Crown agent or agency (a “Crown Agent”); (iv) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Company or by means of ordinary market transactions.

Also, a person will not be deemed to “Beneficially Own” a security because such person (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to “Beneficially Own” any securities that are the subject of a Permitted Lock-Up Agreement. A
“Permitted Lock-Up Agreement” is an agreement (the “Lock-Up Agreement”) between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the “Lock-Up Bid”) made or to be made by the person or any of such person’s Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that:

1)
the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(a)
the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(b)
the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(c)
the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares and/or Convertible Securities that the party making the Lock-Up Bid has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the party making the Lock-Up Bid under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transaction or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

2)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

	(a)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(b)
50% of the amount by which the price or value of the consideration payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Lock-Up Bid is not successfully completed or if a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the

Nordion Management Proxy Circular   57

Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

Flip-In Event

A “Flip-In Event” occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board (see “Waiver” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A “Permitted Bid” is a take-over bid made by way of a take-over bid circular to all holders of Voting Shares (other than the party making the take-over bid) and which complies with the following additional provisions:

·
no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

·
unless the take-over bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;

·
more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

·
in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the takeover bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the take-over bid, the party making the take-over bid will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the takeover bid of the prior bid.

Redemption

1)
Redemption of Rights on Approval of Holders of Voting Shares and Rights With the prior consent of the holders of Voting Shares or Rights, the Board may at any time prior to the occurrence of a Flip-In Event that has not been waived elect to redeem all but not less than all of the outstanding Rights at a redemption price of C$0.00001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the 2012 Rights Plan.

2)
Deemed Redemption If a person acquires Voting Shares and/or Convertible Securities pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board has waived or has been deemed to have waived the application of the 2012 Rights Plan, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

3)
Redemption of Rights on Withdrawal or Termination of Bid Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2012 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

Waiver

1)
Discretionary Waiver Respecting Acquisition Not by Take- Over Bid Circular With the prior consent of the holders of Voting Shares the Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of

Nordion Management Proxy Circular   58

Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the 2012 Rights Plan to such Flip-In Event.

2)
Discretionary Waiver respecting Acquisition by Take-Over Circular and Mandatory Waiver of Concurrent Bids The Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2012 Rights Plan to such a Flip-In Event, provided that if the Board waives the application of the 2012 Rights Plan to such a Flip-In Event, the Board shall be deemed to have waived the application of the 2012  Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a takeover bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

3)
Waiver of Inadvertent Acquisition The Board may waive the application of the 2012 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board has determined that a person became an Acquiring Person under the 2012 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

1)
if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Voting Shares in lieu of a regular cash dividend) on the Voting Shares, or a subdivision or consolidation of the Voting Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of or in exchange for Voting Shares; or

2)
if the Company fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

Supplements and Amendments

The Company may make changes to the 2012 Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2012 Rights Plan as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Company may also make changes to the 2012 Rights Plan prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the 2012 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Company may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the 2012 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Nordion Management Proxy Circular   59

Schedule C:  Resolution Regarding By-Law Amendments

RESOLVED THAT

1.	By-law 1-2002 be amended to remove Section 2.04 and replace it with the following:

“Signatories

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.”

2.	By-law 1-2002 be amended to remove the following sentence from Section 3.17:

“In case of an equality of votes, the chairman of the meeting shall have a second or casting vote.”

3.
Any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Nordion Management Proxy Circular   60

Schedule D:  Statement of Governance Practices

The following table describes the Company’s current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101, Disclosure of Corporate Governance Practices.

		Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Company with the exception of Mr. West are independent. See disclosure under the Director Independence section of this Management Proxy Circular. In addition, all of the standing committees of the Board, with the exception of the Technology Committee, are composed entirely of independent directors.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the Director Independence section of this Management Proxy Circular.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
			Yes	All director nominees, with the exception of the President & CEO of the Company, are independent.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the Election of Directors section of this Management Proxy Circular.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
			Yes	In camera non-executive sessions of the Board are scheduled at the end of all Board and Committee meetings

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and
Yes
William Anderson is the independent Chair of the Company

Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company’s website at www.nordion.com, in the Corporate Governance

Nordion Management Proxy Circular  61

		Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
		responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.		section. Among other things, the Board Chair is expected to:
1.
lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the Company including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of Nordion; and foster and support ethical and responsible decision making;

2.
consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole;

3.
in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and

				4.	set the tone and culture for effective and transparent dialogue and decision making by the Board.
	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed in the Election of Directors section of this Management Proxy Circular. Pursuant to the Company’s Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the Committee Chair; the Chief Executive Officer; Chief Financial Officer; Executive Vice-President, Corporate Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.	Board Mandate
	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		Yes	The Board of Directors’ Charter is attached to this Management Proxy Circular as Schedule F.
3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes
A position description for the Board Chair and each Board Committee Chair, which is attached to the relevant Board Committee Charter, has been developed and approved by the Board and can be found on the Company’s website at www.nordion.com.

	(b)	Disclose whether or not the board and CEO have developed a written		A written position description for the Chief Executive Officer has been developed and approved by the Board

Nordion Management Proxy Circular  62

		Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
		position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes
of Directors.

The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company. Among other things, the Chief Executive Officer is expected to:

				1.	foster a culture that promotes ethical practices and personal integrity;

				2.	develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company;

				3.	oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company;

				4.	develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such plans;

				5.	review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company;

				6.	review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and

				7.	carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.
4.	Orientation and Continuing Education
(a)
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Yes
All new Board members are provided with a comprehensive orientation and education program. In addition, each director is entitled and encouraged to attend one educational seminar or program, relevant to their duties, of his or her choice with the Company funding a portion of the cost. See Board Orientation and Continuing Education.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Yes
The Board holds meetings each year, at which management reviews with the Board its strategies, business plans, opportunities and risks. The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company’s particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company’s position and opportunities in such markets.  Each director is also entitled and encouraged, with the approval of the Chair of the EHS&G, to attend one educational seminar or program of his or her choice, relevant to his or her duties, with the Company funding

Nordion Management Proxy Circular   63

		Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
a proportion of the cost.
5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes
The Company has comprehensive Global Business Practice Standards (the “Business Standards”); see Business Conduct and Ethics. In addition, the Company has adopted a Financial Code of Ethics to supplement the Business Standards; see Business Conduct and Ethics.

		(i) disclose how a person or company may obtain a copy of the code;	Yes	The Business Standards are posted on the Company’s website at www.nordion.com, in the Corporate Governance section.

		(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes
The Finance & Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Yes
To the Company’s knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Business Standards or Financial Code in the 2011 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
The Company’s Business Standards are clear concerning the requirement to remain free of conflicts of interest.  All directors and officers are bound and have agreed to abide by such standards. This is reviewed annually. In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes
The Business Standards were distributed to all employees starting in July 2004. Beginning in late 2006, the Company adopted an annual on-line renewal process.  In addition, on-line training and guidance is provided to employees.

6.	Nomination of Directors

	(a)	Describe the process by which the board identifies new candidates for board nomination.	Yes
The EHS & Governance Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company’s evolving needs. Criteria include a successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise. The Company maintains an evergreen list of potential

Nordion Management Proxy Circular   64

		Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
candidates based on its specific needs, which is developed both internally and with outside assistance.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
			Yes	The EHS & Governance Committee is composed entirely of independent Board members.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the EHS & Governance Committee are set out in its charter, which is available on the Company’s website at www.nordion.com, in the Corporate Governance section.  The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes
Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant. Please refer to Directors’ Remuneration and Statement of Executive Compensation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
			Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes
The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter, which is available on the Company’s website at www.nordion.com, in the Corporate Governance section. The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.

8.	Other Board Committees
		If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	In addition to the Finance & Audit and Human Resources & Compensation Committees, there are also:
(i)
a Technology Committee which provides oversight of, and counsel on, matters relating to technology and innovation; acts as a liaison between the board and the Company’s R&D organization; enhances the flow and maximizes the efficiency of the exchange

Nordion Management Proxy Circular   65

	Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments

of scientific and technical information between the board and management; and enhances the board’s understanding to allow for better input and direction on the Company’s strategy, progress and risks; and,

(ii)
an EHS & Governance Committee, which in addition to its governance and nominating responsibilities, assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
Yes
In fiscal 2011, the Board followed the following processes: a full Board effectiveness evaluation; individual Committee evaluations; an evaluation of the Board Chair with feedback to the Chair of the EHS&G; evaluations of Committee Chairs; input from each director to the Board Chair regarding constructive feedback for fellow directors; and a formal itemization and follow-up from these processes regarding action items identified and tracked for the ensuing year, all in the interest of continuous improvement of the effectiveness of the Board.

Nordion Management Proxy Circular   66

Schedule E:   Independence Standards

In order to be considered independent, a director must meet the following independence standards:

1.	A director will not be independent if, within the preceding three years:

	(a)	the director is, or has been an employee or executive officer of the Company;

	(b)	an immediate family member of the director is, or was, an executive officer of the Company;

(c)
the director (i) is a partner of a firm that is the Company’s internal or external auditor; (ii) is an employee of such a firm, or (iii) has been at any time during the preceding three years (but is no longer), a partner or employee of such a firm and personally worked on the Company’s audit within that time;

(d)
an immediate family member of the director (i) is a partner of a firm that is the Company’s internal or external auditor; (ii) is an employee of such a firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) has been at any time during the preceding three years a partner or employee of such a firm and personally worked on the Company’s audit within that time;

(e)
the director or immediate family member of the director is or was employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that other company’s compensation committee; or

(f)
the director or immediate family member of the director has received, or is expected to receive, from the Company direct compensation in excess of C$75,000 in any 12-month period in any of the preceding three years, other than Board or committee fees.

2.	In addition, if a director has any of the following commercial or charitable relationships, such director may not be considered to be independent:

(a)
the director has served as an employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of $1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director); or

(b)
The director has served as an executive officer of a charitable organization, and the Company’s discretionary charitable contributions to that organization exceed the greater of $1 million or 2% of that organization’s total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company’s matching of employee charitable contributions will not be included in the amount of the Company’s contributions for this purpose).

Nordion Management Proxy Circular  67

Schedule F:   Board of Directors’ Charter

CHARTER OF THE BOARD OF DIRECTORS
OF NORDION INC.

STATEMENT OF PURPOSE

The Board of Directors (the “Board”) of Nordion Inc. (“Nordion” or the “Company”) is elected by the Company’s shareholders.  The Board is responsible for overseeing the management of the Company’s business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times at it considers appropriate.

STATUTORY DUTIES

Nordion is a Canadian, federally chartered, company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the Canada Business Corporations Act (the “Act”).

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Company; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act).  In determining the best interests of the Company, a Director shall have regard to the interest of all Shareholders.  In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant.  The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board’s power, with certain exceptions outlined in the Act.  These exceptions include approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Company or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Finance & Audit, EHS & Governance, Human Resources & Compensation and Technology with specific charters.  The Board has the duty to approve the charters and any amendments thereto.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Company, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Company.  In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Company’s Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

Nordion Management Proxy Circular  68

GOVERNANCE GUIDELINES AND PRACTICES

The Board shall approve the terms of the Company's Governance Guidelines and Practices and any amendments thereto.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out its statutory responsibilities within the defined duty of care, the Board shall, assume the following principal duties and responsibilities:

•	contribute to the formulation of, approve and oversee the implementation of the strategic and business operating plans of the Company;

•	review and approve the Enterprise Risk Management Framework of the Company;

•	oversee the identification by Management of the principal risks of the Company’s businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;

•
appoint the Chief Executive Officer of the Company (CEO) and approve the appointment of the other Senior Executives of the Company and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;

•	review and approve Management’s recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;

•	oversee significant projects of the Company;

•	review and approve any changes to the capital structure of the Company;

•
review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;

•
oversee the Company’s public communication policies and their implementation, including disclosure of material information on a timely and non-elective basis, investor relations and shareholder communications;

•	oversee, with the Finance & Audit Committee, financial reporting and disclosure of the Company to obtain reasonable assurance that

o	the Company complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and
o
the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Company’s financial statements are appropriate having regard to the Company’s businesses; and

•
review and approve the annual financial statements, annual management discussion and analysis, management proxy circular and annual information form and disclosure thereof to the relevant parties and review and obtain reasonable assurance as to the integrity of the Company’s internal controls and management systems.

The essence of the Board’s responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Company are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Company.

 Nordion Management Proxy Circular  69

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the EHS & Governance Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Company’s Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Company as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the EHS & Governance Committee, appoint the Chair from among the independent members of the Board.  The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting.  In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Company or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Company shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each meeting of the Board and the Board Committees and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

Nordion Management Proxy Circular  70

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Company is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair’s discretion, earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Company.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Company’s expense.

Nordion Management Proxy Circular  71

Nordion Inc.
447 March Road
Ottawa, ON K2K 1X8
Canada
www.nordion.com

Document 2

Form of Proxy – Annual and Special Meeting to Be Held on March 7, 2012

CONTROL NUMBER	Notes to Proxy

1.
This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2.
If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.

3.
Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder; in which case, you may receive more than one Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.

4.
If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK
TO VOTE BY MAIL	TO VOTE BY TELEPHONE OR FAX (Only Available Within Canada and U.S.)
•	Complete, sign and return this form in the envelope provided to the Company’s transfer agent and registrar, CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1.	•	Using a touch-tone phone: • Call toll free 1-866-249-5127 (English and French) and follow the voice instructions; or • Fax toll free 1-866-781-3111
•	Proxy instructions must be received by 11:00 a.m. (EST), March 6, 2012.	•	Proxy instructions must be received by 11:00 a.m. (EST), March 6, 2012.
•	If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.	•

TO VOTE BY INTERNET
•	Go to www.proxypush.ca/ndn and follow the instructions on the website.
•	Proxy instructions must be received by11:00 a.m. (EST), March 6, 2012.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed on the top left corner.
If you vote by telephone or the Internet, DO NOT mail back this form of proxy.
Proxies submitted must be received by 11:00 a.m. (EST) on March 6, 2012. In the event that the meeting is adjourned or postponed, no later than 11:00 a.m. (EST) at least one business day preceding the date to which the meeting is adjourned or postponed.

This Form of Proxy is solicited by and on behalf of management of Nordion Inc.

Appointment of Proxyholder

The undersigned shareholder of Nordion Inc. hereby appoints: Peter Dans, Chief Financial Officer, or, failing him, Andrew A. Foti, Corporate Secretary	OR Print the name of the person you are appointing if this person is someone other than the individuals listed	>>

as proxy of the undersigned, to attend, act and vote in respect of all Common Shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of Nordion Inc. to be held at 11:00 a.m. (EST) on March 7, 2012, at Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada, (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Without limiting the general powers and authority hereby conferred on the Form of Proxy, the shares represented by this Proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this Form of Proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided above the name of the person or company to be appointed. A Proxy may be revoked in the manner set out in the Management Information Circular dated January 17, 2012 (the “Circular”).

The directors and management recommend shareholders vote FOR items 1, 2, 3 and 4 below.

1.    Election of Directors
			FOR	WITHHOLD				FOR	WITHHOLD

1.	W. D. Anderson	>>			5.	S. Murphy	>>

2.	W. G. Dempsey	>>			6.	K. Newport	>>

3.	R. W. Luba	>>			7.	A. Olukotun	>>

4.	M. A. Mogford	>>			8.	S. M. West	>>

					9.	J. Woodruff	>>

2. Appointment of Auditors		FOR	WITHHOLD

Appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration	>>

3. Amended and Restated Shareholder Rights Plan		FOR	WITHHOLD

Approval, ratification and confirmation of the Company's amended and restated shareholder rights plan

4. By-Law Amendments		FOR	WITHHOLD

Approval, ratification and confirmation of the By-Law Amendments

This Form of Proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this form of proxy and any other matter which may properly come before the Meeting.

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.

Signature(s)	Date

Shareholder Documents
•
All registered and non-registered shareholders: To receive the Company's Interim Reports by mail in 2012, please complete and return the enclosed “Request for Interim Financial Statements” form to CIBC Mellon Trust Company.

•
Only registered shareholders: To receive shareholder documents by the Internet, including Interim reports, please complete and return the enclosed “Consent to Electronic Delivery of Materials” form to CIBC Mellon Trust Company. If you consent to electronic delivery, you need not also complete and return the Request for Interim Financial Statements form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nordion Inc.
(Registrant)
Date:	January 18 , 2012	By:	/s/ Andrew Foti
			Name:	Andrew Foti
			Title:	Senior Vice President, General Counsel and Corporate Secretary